Exhibit (d)(1)

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

BY AND AMONG

THE MEN’S WEARHOUSE, INC.,

JAVA CORP.

AND

JOS. A. BANK CLOTHIERS, INC.

DATED AS OF MARCH 11, 2014

INDEX OF DEFINED TERMS

Page

Affiliate	68
Agreement	1
Alternative Transaction	68
Anti-Corruption Laws	68
Antitrust Condition	A-1
Antitrust Judgment	62
Antitrust Laws	68
Business Combination Transaction	68
Business Day	69
Certificate of Merger	7
Certificates	10
Change in Company Recommendation	44
Closing	7
Closing Date	7
Code	5
Commitment Letter	32
Company	1
Company Benefit Plans	24
Company Board	2
Company Bylaws	13
Company Certificate of Incorporation	13
Company Common Stock	13
Company Disclosure Letter	12
Company Employees	50
Company Financial Statements	16
Company Intervening Event	69
Company IP	69
Company Lease	23
Company Leased Real Property	23
Company Leases	23
Company Material Adverse Effect	69
Company Organizational Documents	13
Company Owned Real Property	22
Company Permits	20
Company Preferred Stock	13
Company Property	23
Company Recommendation	44
Company Related Parties	62
Company SEC Reports	16
Company Stock Plans	9
Company Stock Rights	14
Company Termination Fee	61
Compliant	70

Confidentiality Agreement	39
Consents	15
Contract	70
DGCL	1
Dissenting Shares	12
Eddie Bauer Purchase Agreement	1
Effective Time	7
Environmental Laws	26
Equity Award	9
ERISA	24
ERISA Affiliate	24
Everest Topco	1
Exchange Act	2
Exchange Fund	10
Expiration Date	3
Financing	32
Financing Parties	54
Financo	70
GAAP	16
Governmental Entity	70
HSR Act	70
Indemnified Person	46
Initial Expiration Date	2
Intellectual Property Rights	70
Judgments	59
known to Parent	74
known to the Company	74
Law	71
Liability	71
Liens	71
Litigation	20
Marketing Period	71
Material Contract	21
Merger	1
Merger Consideration	8
Minimum Tender Condition	A-1
Nasdaq	71
NYSE	71
Offer	1
Offer Closing	4
Offer Closing Date	4
Offer Conditions	2
Offer Documents	1
Offer Price	1
Order	72
Outside Date	60

v

Parent	1
Parent Board	2
Parent Material Adverse Effect	72
Parent Related Parties	62
Parent SEC Reports	30
Parent Termination Fee	62
Paying Agent	4
PBGC	25
Permitted Lien	72
Person	72
Purchaser	1
Purchaser Board	2
Purchaser Common Stock	8
Reporting Tail Endorsement	47
Representatives	72
Required Information	72
Rights Agreement	28
Sanctioned Person	73
Sanctions	73
Sarbanes-Oxley Act	16
Schedule 14D-9	5
Schedule TO	1
SEC	2
Securities Act	16
Severance Policy	73
Shares	1
Subsidiary	73
Subsidiary Organizational Documents	16
Substitute Financing	55
Superior Proposal	73
Surviving Corporation	7
Tax Return	74
Taxes	74
Termination Fee	29
Third Party	68
to the knowledge of Parent	74
to the knowledge of the Company	74
Uncertificated Shares	10
WARN	74

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of March 11, 2014, is by and among The Men’s Wearhouse, Inc., a Texas corporation (“Parent”), Java Corp., a Delaware corporation and an indirect, wholly-owned Subsidiary of Parent (“Purchaser”), and Jos. A. Bank Clothiers, Inc., a Delaware corporation (the “Company”).

W I T N E S S E T H:

WHEREAS, Parent desires to acquire the Company on the terms and subject to the conditions set forth in this Agreement;

WHEREAS, Parent has commenced a tender offer (as it may be amended from time to time as permitted under this Agreement, the “Offer”) to purchase all outstanding shares of common stock, par value $0.01 per share, of the Company (together with the associated preferred share purchase rights, the “Shares”) and in connection with this Agreement desires to increase the price per Share it is offering pursuant to the Offer to $65.00 per Share, net to the seller in cash (such price, or any higher price as may be paid in the Offer in accordance with this Agreement, the “Offer Price”);

WHEREAS, on the date of commencement of the Offer, Parent and Purchaser filed with the SEC a Tender Offer Statement on Schedule TO (together with all amendments and supplements thereto, the “Schedule TO”) with respect to the Offer which contained an offer to purchase and related letter of transmittal and summary advertisement and other ancillary Offer documents and instruments pursuant to which the Offer was made (collectively with any supplements or amendments thereto, the “Offer Documents”);

WHEREAS, immediately prior to entering into this Agreement, the Company terminated that certain Membership Interest Purchase Agreement, dated as of February 13, 2014, by and among Everest Topco LLC (“Everest Topco”), Everest Holdings LLC and the Company (the “Eddie Bauer Purchase Agreement”), in accordance with Section 9.1(e) thereof;

WHEREAS, in furtherance of the Offer and the acquisition contemplated hereby, Parent, Purchaser and the Company shall cooperate to amend the Offer Documents and the Schedule 14D-9 to reflect the terms of this Agreement;

WHEREAS, it is proposed that, on the terms and subject to the conditions set forth in this Agreement, following the consummation of the Offer, the Company shall, in accordance with Section 251(h) of the General Corporation Law of the State of Delaware (the “DGCL”), merge with Purchaser (the “Merger”), pursuant to which each share of Company Common Stock, other than (i) shares of Company Common Stock directly or indirectly owned by Parent, Purchaser or the Company and (ii) Dissenting Shares, will be converted into the right to receive the Merger Consideration;

WHEREAS, Parent and the Company acknowledge and agree that the Merger shall be effected pursuant to, and governed by, Section 251(h) of the DGCL and shall, subject to the satisfaction of the conditions set forth in this Agreement, be consummated immediately following the completion of the Offer;

WHEREAS, the board of directors of the Company (the “Company Board”) has unanimously (i) determined that the Offer, the Merger, this Agreement and the other transactions contemplated hereby are advisable, fair to and in the best interests of the stockholders of the Company, (ii) adopted and approved this Agreement and determined the transactions contemplated hereby, including the Offer and the Merger, are advisable, fair to and in the best interest of the stockholders of the Company and (iii) resolved to recommend acceptance of the Offer and, if required, approval of the Merger by the stockholders of the Company;

WHEREAS, the board of directors of Purchaser (the “Purchaser Board”) has approved and declared it advisable for Purchaser to enter into this Agreement providing for the Offer and the Merger, upon the terms and subject to the conditions set forth herein; and

WHEREAS, the board of directors of Parent (the “Parent Board”) has approved this Agreement, the Offer and the Merger and Parent, in its capacity as the sole stockholder of Purchaser, has approved this Agreement, the Offer and the Merger upon the terms and subject to the conditions set forth herein.

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements contained in this Agreement and intending to be legally bound hereby, the parties hereto agree as follows:

ARTICLE I

THE OFFER

Section 1.1                                    The Offer.

(a)                       Upon the terms and subject to the conditions of this Agreement, as promptly as practicable (but in no event later than seven Business Days) after the date of this Agreement, Purchaser shall, and Parent shall cause Purchaser to, file with Securities and Exchange Commission (the “SEC”) amended Offer Documents, reflecting the offer to purchase all of the Shares at the Offer Price, and cause the Offer Documents to be disseminated to the stockholders of the Company as and to the extent required by federal securities Laws. The obligations of Purchaser to, and of Parent to cause Purchaser to, accept for payment, and pay for, any shares of Company Common Stock tendered pursuant to the Offer are subject only to the conditions set forth in Exhibit A (as they may be amended in accordance with this Agreement, the “Offer Conditions”).

(i)                         The expiration date of the Offer pursuant to the amended Offer Documents shall be 5:00 p.m., New York City time, on the 15th business day following the filing of the amended Offer Documents pursuant to Section 1.1(a) (determined pursuant to Rule 14d-1(g)(3) under the Exchange Act of 1934 (the “Exchange Act”)) (the “Initial Expiration Date”) or, if the Offer has been extended in accordance with this Agreement, at the time and date to which the Offer has been so extended (the Initial Expiration Date or such later time and date to which the Offer has been extended in accordance with this Agreement, the “Expiration Date”). Purchaser expressly reserves the right, at any time, to, in its sole discretion, waive, in whole or in part, any Offer Condition or modify the terms of the Offer; provided, however, that, without the prior written consent of the Company, Purchaser shall not (A) reduce the number of shares of Company Common Stock subject to the Offer, (B) reduce the Offer Price or change the form of consideration payable in the Offer, (C) change, modify or waive the Minimum Tender Condition, (D) add to the Offer Conditions or make any condition to the Offer more difficult to satisfy, (E) extend the Expiration Date other than in accordance with this Agreement or provide a “subsequent offering period” within the meaning of Rule 14d-11 promulgated under the Exchange Act or (F) otherwise amend the Offer in a manner adverse to the holders of Shares generally.  Purchaser shall not terminate the Offer prior to any scheduled Expiration Date without the prior written consent of the Company, except if this Agreement is terminated pursuant to Section 8.1. If this Agreement is terminated pursuant to Section 8.1, Purchaser shall, and Parent shall cause Purchaser to, promptly (and in any event within 24 hours following such termination) terminate the Offer and not acquire any Shares pursuant thereto. If the Offer is terminated by Purchaser, or if this Agreement is terminated pursuant to Section 8.1 prior to the acceptance for payment and payment for Shares in the Offer, Purchaser shall promptly return, and shall cause any depositary acting on behalf of the Purchaser to return, in accordance with applicable Law, all tendered Shares to the registered holders thereof.

(ii)                      Parent and Purchaser agree that if on any scheduled Expiration Date of the Offer, any of the Offer Conditions (including the Minimum Tender Condition and the other Offer Conditions set forth in Exhibit A) is not satisfied or, in Purchaser’s sole discretion, waived (if such condition is permitted to be waived pursuant to this Agreement and applicable Law), then Purchaser shall, and Parent shall cause Purchaser to, extend the Offer for successive periods of time of up to ten Business Days (the length of such periods to be determined by Parent, in its sole discretion) or such number of Business Days as the parties may agree in order to permit the satisfaction of such conditions; provided, however, that if the sole then unsatisfied condition is the Minimum Tender Condition, Purchaser shall so extend the Offer if and only if the Company shall have delivered to Purchaser a written request that Purchaser so extend the Offer; provided further, that if the Antitrust Condition shall have been satisfied less than five business days prior to the Expiration Date (as determined pursuant to Rule 14d-1(g)(3) of the Exchange Act), no such consent of the Company shall be required for Parent to extend the Offer for a period of up to five business days (as determined pursuant to Rule 14d-1(g)(3) of the Exchange Act). Notwithstanding the foregoing, in no event shall Purchaser be required to (1) extend the Offer beyond the Outside Date or (2) extend the Offer at any time that Parent or Purchaser is permitted to terminate this Agreement pursuant to Article VIII.  In addition, Purchaser shall, and Parent shall cause Purchaser to, extend the Offer (i) for any period or periods required by applicable Law, including applicable rules, regulations, interpretations or positions of the SEC or its staff, or rules of any securities exchange and (ii) for a period of five business days (determined pursuant to Rule 14d-1(g)(3) under the Exchange Act) following the then scheduled Expiration Date if, within the five business day (determined pursuant to Rule 14d-1(g)(3) under the Exchange Act) period prior to such Expiration Date, the Company Board shall have provided Parent notice pursuant to Section 6.5(b) or Section 6.5(d) of its intention to make a Change in Company Recommendation or otherwise terminate the Agreement as provided in Section 6.5(b).

(iii)                   Subject to the satisfaction or waiver (to the extent permitted by this Agreement and applicable Law) by Purchaser of the Offer Conditions as of any scheduled Expiration Date, Purchaser shall, and Parent shall cause Purchaser to, accept for payment and pay for (subject to any withholding of tax pursuant to Section 1.1(d)) all Shares validly tendered and not validly withdrawn pursuant to the Offer promptly after the expiration of the Offer on such Expiration Date. Acceptance for payment of Shares pursuant to and subject to the conditions of the Offer upon the expiration of the Offer is referred to in this Agreement as the “Offer Closing”, and the date on which the Offer Closing occurs is referred to in this Agreement as the “Offer Closing Date”.

(b)                       The Offer Documents shall comply in all material respects with the applicable provisions of the Exchange Act and other federal securities Laws.  Each of Parent, Purchaser and the Company shall promptly correct any information supplied by it for inclusion or incorporation by reference in the Offer Documents if and to the extent that such information shall have become false or misleading in any material respect, and each of Parent and Purchaser shall take all steps necessary to amend or supplement the Offer Documents and to cause the Offer Documents as so amended or supplemented to be filed with the SEC and disseminated to the stockholders of the Company, in each case as soon as reasonably practicable and as and to the extent required by applicable federal securities Laws. Parent and Purchaser shall promptly notify the Company upon the receipt of any comments from the SEC, or any request from the SEC for amendments or supplements, to the Offer Documents, and shall promptly provide the Company with copies of all correspondence and summaries of all material oral communications between them and their Representatives, on the one hand, and the SEC, on the other hand. Prior to the filing of any Offer Documents (including any amendment or supplement thereto) with the SEC or dissemination thereof to the stockholders of the Company, or responding to any comments of the SEC with respect to the Offer Documents, Parent and Purchaser shall provide the Company and its counsel a reasonable opportunity to review and comment on such Offer Documents or response, and Parent and Purchaser shall give reasonable consideration to any such comments. In the event that Parent or Purchaser receives any comments from the SEC or its staff with respect to the Offer Documents, each shall use its reasonable best efforts to (i) respond promptly to such comments and (ii) take all other actions necessary to resolve the issues raised therein.

(c)                        Parent shall provide or cause to be provided to Purchaser on a timely basis the consideration necessary to pay for any Shares that Purchaser becomes obligated to accept for payment, and pay for, pursuant to the Offer and shall cause Purchaser to fulfill all of Purchaser’s obligations under this Agreement.

(d)                       At or prior to the Effective Time, Parent shall engage a nationally-recognized financial institution reasonably satisfactory to the Company to act as paying agent in connection with the Offer and the Merger (the “Paying Agent”).  Parent, Purchaser or the Paying Agent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to the Offer to any holder of Shares such amounts as Parent, Purchaser or the Paying Agent is required to deduct and withhold with respect to the making of such payment under the Internal Revenue Code of 1986, as amended, and applicable Treasury Regulations issued pursuant thereto (the “Code”), or any provision of state or local Tax Law. To the extent that amounts are so withheld and paid over by Parent, Purchaser or the Paying Agent to the appropriate taxing authority, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the Shares in respect of which such deduction and withholding was made by Parent, Purchaser or the Paying Agent.

Section 1.2                                    Company Actions.

(a)                       On the date the amended Offer Documents are filed with the SEC in accordance with Section 1.1(a), the Company shall file with the SEC an amendment to the Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the Offer (such amendment, together with any subsequent supplements or amendments thereto, the “Schedule 14D-9”) containing, subject to Section 6.5(b), the Company Recommendation and shall mail the Schedule 14D-9 to the stockholders of the Company as required by Rule 14d-9 under the Exchange Act.  Each of the Company, Parent and Purchaser shall promptly correct any information supplied by it for inclusion or incorporation by reference in the Schedule 14D-9 if and to the extent that such information shall have become false or misleading in any material respect, and the Company shall take all steps necessary to amend or supplement the Schedule 14D-9 and to cause the Schedule 14D-9 as so amended or supplemented to be filed with the SEC and disseminated to the stockholders of the Company, in each case as soon as reasonably practicable and as and to the extent required by applicable federal securities Laws. The Company shall promptly notify Parent upon the receipt of any comments from the SEC, or any request from the SEC for amendments or supplements, to the Schedule 14D-9, and shall promptly provide Parent with copies of all correspondence and summaries of all material oral communications between the Company and its Representatives, on the one hand, and the SEC, on the other hand. Prior to the filing of the Schedule 14D-9 (including any amendment or supplement thereto) with the SEC or mailing thereof to the stockholders of the Company, or responding to any comments of the SEC with respect to the Schedule 14D-9, the Company shall provide Parent and its counsel a reasonable opportunity to review and comment on such Schedule 14D-9 or response, and the Company shall give reasonable and good faith consideration to any comments made by Parent, Purchaser and their counsel. The Company hereby consents to the inclusion in the Offer Documents of the recommendation of the Company Board contained in the Schedule 14D-9.  In the event that the Company receives any comments from the SEC or its staff with respect to the Schedule 14D-9, it shall use its reasonable best efforts to (i) respond promptly to such comments and (ii) take all other actions necessary to resolve the issues raised therein.

(b)                       In connection with the Offer and the Merger, prior to the filing of the Offer Documents and as requested from time to time, the Company shall cause its transfer agent to furnish Parent and Purchaser promptly with mailing labels containing the names and addresses of the record holders of Shares as of the latest practicable date and of those Persons becoming record holders subsequent to such date, together with copies of all lists of stockholders, security position listings and computer files and all other information in the Company’s possession or control regarding the beneficial owners of Shares, and shall furnish to Parent and Purchaser such information and assistance (including periodically updated lists of stockholders, security position listings and computer files) as Parent may reasonably request in communicating the Offer to holders of Shares. Parent and Purchaser shall take such actions as may be reasonably required to protect the unauthorized disclosure or use of information received by it pursuant to this Section 1.2(b).

Section 1.3                                    Directors.

(a)                       Effective upon the Offer Closing and from time to time thereafter, subject to applicable Law and any listing agreement with or rules of Nasdaq, Parent shall be entitled to designate the number of directors, rounded up to the next whole number, on the Company Board that equals the product of (i) the total number of directors on the Company Board (after giving effect to the election of any additional directors pursuant to this Section 1.3) and (ii) the percentage that the number of Shares beneficially owned by Parent and/or Purchaser (including Shares accepted for payment) bears to the total number of Shares outstanding, and the Company shall cause Parent’s designees to be elected or appointed to such classes of the Company Board so as to be as evenly distributed as possible among the three classes of the Company Board, including by increasing the number of directors and seeking and accepting resignations of incumbent directors; provided that at all times prior to the Effective Time there shall be at least two directors on the Company Board not designated by Parent.  As used in this Agreement, the term “beneficial ownership” (and its correlative terms) shall have the meaning assigned to such term in Rule 13d-3 under the Exchange Act.  At such time, the Company shall also cause individuals designated by Parent to constitute the number of directors, rounded up to the next whole number, on each committee of the Company Board that represents the same percentage as such individuals represent on the Company Board.

(b)                       The Company’s obligations to appoint Parent’s designees to the Company Board shall be subject to Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder. The Company shall promptly take all actions necessary to effect the appointment of Parent’s designees, including mailing to its stockholders information with respect to the Company and its officers and directors, as Section 14(f) and Rule 14f-1 require in order to fulfill its obligations under this Section 1.3(b), which, unless Parent otherwise elects, shall be mailed together with the Schedule 14D-9.  Parent shall supply to the Company in writing and be solely responsible for any information with respect to itself and its nominees, officers, directors and affiliates required by Section 14(f) and Rule 14f-1 and the Company’s obligations under Section 1.3(a) shall be subject to the receipt of such information.

(c)                        Following the election or appointment of Parent’s designees pursuant to Section 1.3(a) and until the Effective Time, the approval of a majority of the directors of the Company then in office who were not designated by Parent shall be required to authorize (and such authorization shall constitute the authorization of the Company Board and no other action on the part of the Company, including any action by any other director of the Company, shall be required to authorize) any termination of this Agreement by the Company, any amendment of this Agreement requiring action by the Company, any extension of time for performance of any obligation or action hereunder by Parent or Purchaser, any waiver of compliance with any of the agreements or conditions contained herein for the benefit of the Company or any other action (or inaction) under or in connection with this Agreement if such action (or inaction) would reasonably be expected to adversely affect the Company’s stockholders (other than Parent or Purchaser).

ARTICLE II

THE MERGER

Section 2.1                                    The Merger.  Upon the terms and subject to the conditions of this Agreement, and in accordance with the DGCL, at the Effective Time, Purchaser shall be merged with and into the Company and as a result of the Merger, the separate corporate existence of Purchaser shall cease and the Company shall continue as the surviving entity following the Merger (sometimes referred to herein as the “Surviving Corporation”).  The Merger shall be governed by Section 251(h) of the DGCL and shall be effected as soon as practicable following the Offer Closing.

Section 2.2                                    Closing; Effective Time.

(a)                       The closing of the Merger (the “Closing”) shall take place as soon as practicable following the Offer Closing, on a date to be specified by the parties, which shall be no later than the first Business Day after the satisfaction or waiver of all of the conditions set forth in Article VII (other than those conditions that by their nature are to be satisfied at the Closing, it being understood that the occurrence of the Closing shall remain subject to the satisfaction or waiver of such conditions at the Closing), at the offices of Willkie Farr & Gallagher LLP, 787 Seventh Avenue, New York, New York 10019, unless another time, date or place is agreed to in writing by the parties hereto.  The date on which the Closing occurs is referred to herein as the “Closing Date.”

(b)                       Upon the terms and subject to the conditions of this Agreement, as soon as practicable on the Closing Date, the parties shall cause the Merger to be consummated by filing a certificate of merger (the “Certificate of Merger”) with the Secretary of State of the State of Delaware and by making all other filings or recordings required under the DGCL.  The Merger shall become effective at such time as the Certificate of Merger is duly filed with the Secretary of State of the State of Delaware, or at such subsequent date or time as Parent and the Company shall agree and specify in the Certificate of Merger.  The time at which the Merger becomes effective is referred to herein as the “Effective Time.”

Section 2.3                                    Effect of the Merger.  At the Effective Time, the effect of the Merger shall be as provided in the applicable provisions of the DGCL.  Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, except as otherwise provided herein, all the property, rights, privileges, powers and franchises of the Company and Purchaser shall vest in the Surviving Corporation, and all debts, liabilities, obligations, restrictions and duties of the Company and Purchaser shall become the debts, liabilities, obligations, restrictions, disabilities and duties of the Surviving Corporation.

Section 2.4                                    Organizational Documents of the Surviving Corporation.  Subject to Section 6.7, the Certificate of Incorporation of Purchaser, as in effect immediately prior to the Effective Time, shall be the Certificate of Incorporation of the Surviving Corporation until thereafter changed or amended as provided therein or by applicable Law.  Subject to Section 6.7, the bylaws of Purchaser, as in effect immediately prior to the Effective Time, shall be the bylaws of the Surviving Corporation until thereafter changed or amended as provided therein or by applicable Law.

Section 2.5                                    Directors and Officers of the Surviving Corporation.  The directors of Purchaser immediately prior to the Effective Time shall be the directors of the Surviving Corporation until the earlier of their resignation or removal or until their respective successors are duly designated, as the case may be.  Prior to the Effective Time, Parent shall determine the initial officers of the Surviving Corporation to be appointed effective as of the Effective Time and until the earlier of their resignation or removal or until their respective successors are duly designated, as the case may be.

ARTICLE III

EFFECTS OF THE MERGER ON CAPITAL STOCK; EXCHANGE OF CERTIFICATES

Section 3.1                                    Effect on Capital Stock.  Upon the terms and subject to the conditions of this Agreement, at the Effective Time, by virtue of the Merger and without any action on the part of Parent, Purchaser, the Company or the holders of any shares of Company Common Stock:

(a)                       Conversion of Company Common Stock.  Each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (but not including shares to be cancelled pursuant to Section 3.1(c) and Dissenting Shares) shall be converted into the right to receive an amount in cash, payable to the holder thereof, equal to the Offer Price (the “Merger Consideration”).  As of the Effective Time, all such shares of Company Common Stock shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and each holder of any Company Common Stock shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration, to be issued or paid in consideration therefor in accordance with Section 3.2, without interest.

(b)                       Conversion of Purchaser Common Stock.  Each share of common stock, par value $0.01 per share, of Purchaser (the “Purchaser Common Stock”) that is issued and outstanding immediately prior to the Effective Time shall be converted into one validly issued, fully paid and nonassessable share of common stock, $0.01 par value per share, of the Surviving Corporation, and the shares of the Surviving Corporation into which the shares of Purchaser Common Stock are so converted shall be the only shares of the Surviving Corporation that are issued and outstanding immediately following the Effective Time.  Following the Effective Time, each certificate evidencing ownership of shares of Purchaser Common Stock shall evidence ownership of such shares of the Surviving Corporation.

(c)                        Cancellation of Certain Shares.  Each share, if any, of Company Common Stock that is held by the Company as treasury shares and each share of Company Common Stock which is owned by the Company or Parent or by any direct or indirect wholly-

owned Subsidiary of the Company or Parent shall be cancelled without any conversion, and no consideration shall be delivered in respect thereof.

(d)                       Company Equity Awards.  As of the Effective Time, (i) each award of restricted stock units granted pursuant to the Company’s 2002 Long-Term Incentive Plan, as amended or the Company’s 2010 Equity Incentive Plan, as amended (collectively, the “Company Stock Plans”), that is outstanding immediately prior to the Effective Time (each, an “Equity Award”) shall, as of the Effective Time, be cancelled and of no further force or effect as of the Effective Time and (ii) in exchange for the cancellation of such Equity Award, the holder of such Equity Award shall receive the per share Merger Consideration for each share of Company Common Stock underlying such Equity Award, whether or not otherwise vested as of the Effective Time (with such payment to be subject to any applicable Tax withholding in accordance with Section 3.1(e)).  For each Equity Award (or portion thereof) granted for which the applicable performance-period is complete as of the Effective Time, the number of shares of Company Common Stock subject to such Equity Award (or portion thereof) which shall vest for purposes of this Section 3.1(d), shall be determined based on actual performance in accordance with the terms and conditions of such award.  For each Equity Award (or portion thereof) granted for which the applicable performance period is not complete as of the Effective Time, the number of shares of Company Common Stock which shall vest for purposes of this Section 3.1(d), shall be equal to the maximum number of shares of Company Common Stock that could be earned pursuant to such Equity Award, prorated based on the number of days in the performance period applicable to the Equity Award that have elapsed as of the Effective Time.  In the event that the Effective Time occurs following the completion of a performance period but prior to the Company’s certification of the achievement of performance goals for such period, the Company shall certify such achievement in a manner consistent with past practice.  The payments described in this Section 3.1(d) shall be made immediately prior to the Offer Closing to such holders of Equity Awards or, if applicable, upon the earliest date upon which such payments may be made without resulting in the imposition of Taxes upon the recipient pursuant to the operation of Section 409A of the Code.  Prior to the Effective Time, the Company will take all actions it determines in good faith to be reasonably necessary (including adopting such resolutions of the Company Board (or any appropriate committee of the Company Board) and providing all required notices in connection therewith) to terminate each of the Company Stock Plans and to ensure that, as of the Effective Time, no Person shall have any right under any Company Benefit Plan (including each of the Company Stock Plans) except for the right to receive the payments, if any, contemplated in this Section 3.1(d).

(e)                        Withholding.  Parent, the Surviving Corporation or the Paying Agent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of Company Common Stock or Equity Awards such amounts as Parent, the Surviving Corporation or the Paying Agent is required to deduct and withhold with respect to the making of such payment under applicable Law. To the extent that amounts are so withheld and paid over to the appropriate taxing authority by Parent, the Surviving Corporation or the Paying Agent, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the Company Common Stock or Equity Awards in respect of which such deduction and withholding was made by Parent, the Surviving Corporation or the Paying Agent.

Section 3.2                                    Exchange of Shares and Certificates.

(a)                       Paying Agent.  At the Effective Time, Parent shall deposit with the Paying Agent, in trust for the benefit of the holders of shares of Company Common Stock immediately prior to the Effective Time, cash equal to the Merger Consideration to be paid in respect of the Company Common Stock.  All cash deposited with the Paying Agent shall hereinafter be referred to as the “Exchange Fund.”  If for any reason (including losses) the Exchange Fund shall be insufficient to fully satisfy all of the payment obligations to be made by the Paying Agent hereunder, Parent will, or will cause Purchaser (or after the Effective Time, the Surviving Corporation) to, promptly deposit cash with the Paying Agent in an amount which is equal to the deficiency required to fully satisfy such cash payment obligations.

(b)                       Exchange Procedures.  Promptly after the Effective Time, Parent shall cause the Paying Agent to mail to each holder of record of (i) a certificate or certificates which immediately prior to the Effective Time represented outstanding shares of Company Common Stock (the “Certificates”) or (ii) uncertificated shares of Company Common Stock (the “Uncertificated Shares”), in each case, which at the Effective Time were converted into the right to receive the Merger Consideration pursuant to Section 3.1, (A) a letter of transmittal (which, in the case of Certificates, shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Paying Agent and shall be in such form and have such other provisions as Parent may reasonably specify) and (B) instructions for use in effecting the surrender of the Certificates or Uncertificated Shares in exchange for the Merger Consideration.  Upon (1) surrender of Certificates for cancellation to the Paying Agent or to such other agent or agents as may be appointed by Parent, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto or (2) or receipt of an “agent’s message” by the Paying Agent (or such other evidence, if any, of transfer as the Paying Agent may reasonably request) in the case of a book-entry transfer of Uncertificated Shares, and such other documents as may reasonably be required by the Paying Agent, the holder of such Certificates or Uncertificated Shares shall be entitled to receive in exchange the portion of the Merger Consideration to which such holder is entitled pursuant to Section 3.1, and any Certificates so surrendered shall forthwith be cancelled.  If any portion of the Merger Consideration is to be paid to a Person other than the Person in whose name the surrendered Certificate or the transferred Uncertificated Share is registered, it shall be a condition to such payment that (I) either such Certificate shall be properly endorsed or shall otherwise be in proper form for transfer or such Uncertificated Share shall be properly transferred and (II) the Person requesting such payment shall pay to the Paying Agent any transfer or other Taxes required as a result of such payment to a Person other than the registered holder of such Certificate or Uncertificated Share or establish to the satisfaction of Parent that such Tax has been paid or is not payable.  Until surrendered as contemplated by this Section 3.2(b), each Certificate or Uncertificated Share shall be deemed at any time after the Effective Time to represent only the right to receive the Merger Consideration upon such surrender.

(c)                        No Further Ownership Rights in Company Common Stock.  All Merger Consideration issued and paid upon the surrender for exchange of Certificates or Uncertificated Shares in accordance with the terms of this Article III shall be deemed to have been issued and paid in full satisfaction of all rights pertaining to the shares of Company Common Stock previously represented by such Certificates or Uncertificated Shares.  At the

Effective Time, the stock transfer books of the Company shall be closed and there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of the shares of Company Common Stock which were outstanding immediately prior to the Effective Time.  If, after the Effective Time, Certificates or Uncertificated Shares are presented to the Surviving Corporation or the Paying Agent for any reason, they shall be cancelled and exchanged as provided in this Article III.

(d)                       Termination of Exchange Fund.  Any portion of the Exchange Fund which remains undistributed to the holders of Company Common Stock nine months after the Effective Time shall be delivered to Parent, or otherwise on the instruction of Parent, and any holders of Company Common Stock who have not theretofore complied with this Article III shall thereafter look only to Parent and the Surviving Corporation for payment of their claim for the Merger Consideration, and Parent and the Surviving Corporation shall remain jointly and severally liable for, payment of the Merger Consideration in respect thereof (subject to abandoned property, escheat or other similar Laws).

(e)                        No Liability.  None of Parent, Purchaser, the Company or the Paying Agent or any of their respective directors, officers, employees and agents shall be liable to any Person in respect of Merger Consideration delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.  If any Certificate or Uncertificated Share shall not have been surrendered prior to two years after the Effective Time, or immediately prior to such earlier date on which any cash would otherwise escheat to or become the property of any Governmental Entity, any such cash shall, to the extent permitted by applicable Law, become the property of the Surviving Corporation, free and clear of all claims or interests of any Person previously entitled thereto.

(f)                         Investment of Exchange Fund.  The Paying Agent shall invest any cash included in the Exchange Fund as directed by Parent; provided that no such investment or loss thereon shall affect the amounts payable to former stockholders of the Company after the Effective Time pursuant to this Article III.  Any interest and other income resulting from such investment shall become a part of the Exchange Fund, and any amounts in excess of the amounts payable pursuant to this Article III shall promptly be paid to Parent.

(g)                        Withholding Rights.  Parent and the Paying Agent shall be entitled to deduct and withhold from any consideration payable pursuant to this Agreement to any Person who was a holder of Company Common Stock immediately prior to the Effective Time such amounts as Parent or the Paying Agent may be required to deduct and withhold with respect to the making of such payment under the Code or any other provision of federal, state, local or foreign tax Law.  To the extent that amounts are so withheld by Parent or the Paying Agent, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person to whom such consideration would otherwise have been paid.

(h)                       Lost, Stolen or Destroyed Certificates.  In the event any Certificates shall have been lost, stolen or destroyed, the Paying Agent shall issue in exchange for such lost, stolen or destroyed Certificates, upon the making of an affidavit of that fact by the holder thereof, such portion of the Merger Consideration as may be required pursuant to Section 3.1(a); provided, however, that Parent may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost, stolen or destroyed Certificates to deliver an agreement of indemnification in form reasonably satisfactory to Parent, or a bond in such sum as Parent may reasonably direct as indemnity, against any claim that may be made against Parent or the Paying Agent in respect of the Certificates alleged to have been lost, stolen or destroyed.

Section 3.3                                    Dissenting Shares.  Notwithstanding any provision of this Agreement to the contrary, shares of Company Common Stock that are issued and outstanding immediately prior to the Effective Time and which are held by holders of such shares of Company Common Stock who properly exercise appraisal rights with respect thereto in accordance with Section 262 of the DGCL (the “Dissenting Shares”) shall not be converted into or represent the right to receive the Merger Consideration pursuant to this Article III, and holders of such Dissenting Shares will be entitled only to receive payment of the appraised value of such shares of Company Common Stock in accordance with the provisions of such Section 262 unless and until such holders fail to perfect or effectively withdraw or lose their rights to appraisal and payment under the DGCL.  If, after the Effective Time, any such holder fails to perfect or effectively withdraws or loses such right, such shares of Company Common Stock will thereupon be treated as if they had been converted into and to have become exchangeable for, at the Effective Time, the right to receive the Merger Consideration without any interest thereon. The Company shall give Parent (i) prompt notice of any demands received by the Company for appraisals of shares of Company Common Stock and (ii) the opportunity to direct all negotiations and proceedings with respect to demands for appraisal under the DGCL. The Company shall not, except with the prior written consent of Parent, make any payment with respect to any demands for appraisal or offer to settle or settle any such demands.

Section 3.4                                    Further Assurances.  At and after the Effective Time, the officers and directors of the Surviving Corporation will be authorized to execute and deliver any deeds, bills of sale, assignments or assurances and to take and do any other actions and things in each case to vest, perfect or confirm of record or otherwise in the Surviving Corporation any and all right, title and interest in, to and under any of the rights, properties or assets acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the Merger.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except (i) as set forth in the written disclosure letter (which letter shall in each case specifically identify by reference to sections of this Agreement any exceptions to each of the representations, warranties and covenants contained in this Agreement; provided, however, that any information set forth in one section of such disclosure letter shall be deemed to apply to each other section or subsection thereof or hereof to which its relevance is readily apparent on its face from a reading of such disclosure and the section or subsection of this Agreement to which the disclosure relates) delivered by the Company to Parent and Purchaser in connection with the execution and delivery of this Agreement (the “Company Disclosure Letter”) or (ii) as disclosed in the Company SEC Reports filed with or furnished to the SEC by the Company on or prior to the date hereof (other than any forward-looking statements or risk factors contained therein), the Company represents and warrants to Parent and Purchaser as follows:

Section 4.1                                    Organization, Standing and Corporate Power.

(a)                       The Company is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware and has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now being conducted.  The Company is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the nature or conduct of its business or the ownership, leasing or operation of its properties requires it to be so qualified, licensed or in good standing, except for such jurisdictions where the failure to be so qualified, licensed or to be in good standing would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(b)                       The Company has furnished or made available to Parent true and complete copies of (i) the Amended and Restated Certificate of Information of the Company, as amended through the date of this Agreement (the “Company Certificate of Incorporation”) and (ii) the Amended and Restated Bylaws of the Company, as amended through the date of this Agreement (the “Company Bylaws” and together with the Company Certificate of Incorporation, “Company Organizational Documents”).  The Company Organizational Documents are in full force and effect and have not been amended or otherwise modified.  The Company is not in violation of any provision of the Company Organizational Documents.

Section 4.2                                    Capitalization.

(a)                       The authorized capital stock of the Company consists of (i) 45,000,000 shares of common stock, par value $0.01 per share, of the Company (“Company Common Stock”) and (ii) 500,000 shares of preferred stock, par value $1.00 per share, of the Company (“Company Preferred Stock”), 450,000 shares of which Company Preferred Stock have been designated Series A Junior Participating Preferred Stock.  At the close of business on March 5, 2014, (1) 27,988,392 shares of Company Common Stock were issued and outstanding, (2) no shares of Company Common Stock were held by the Company in its treasury, (3) no shares of Company Preferred Stock were outstanding and (4) 103,590 shares of Company Common Stock were reserved for issuance pursuant to outstanding Equity Awards under the Company Stock Plans.

(b)                       Except as set forth in Section 4.2(a), at the close of business on March 5, 2014, no shares of capital stock or other voting securities of the Company were issued, reserved for issuance or outstanding.  From March 5, 2014, until the date of this Agreement, there have been no issuances by the Company of shares of capital stock of, or other equity or voting interests in, the Company.  Except as set forth in Section 4.2(a), as of the date hereof, there are no options, warrants, convertible or exchangeable securities, subscriptions, stock appreciation rights, phantom stock rights or stock equivalents or other rights, agreements, arrangements or commitments (contingent or otherwise) of any character issued or authorized by the Company (i) relating to any issued or unissued capital stock or equity interest of the Company, (ii) obligating the Company to issue, deliver or sell, or cause to be issued, delivered or sold, any shares of capital stock of, or options, warrants, convertible or exchangeable securities, subscriptions or other equity interests in the Company or (iii) that give any Person the right to receive any economic benefit or right similar to or derived from the economic benefits and rights accruing to holders of capital stock of the Company (each of (i), (ii) and (iii), collectively, the “Company Stock Rights”).  All outstanding shares of Company Common Stock are, and all shares of Company Common Stock that may be issued prior to the Effective Time will be when issued, duly authorized, validly issued, fully paid and nonassessable.  There are no outstanding contractual obligations of the Company to repurchase, redeem or otherwise acquire any capital stock or equity interest of the Company (including any shares of Company Common Stock) or any Company Stock Rights or to pay any dividend or make any other distribution in respect thereof or to provide funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, any Person, other than pursuant to the Company Benefit Plans.

(c)                        The Company does not directly or indirectly own or have any right or obligation to subscribe for or otherwise acquire any equity or similar interest in, or any interest convertible into or exchangeable or exercisable for, any corporation, partnership, joint venture or other business association or entity.

(d)                       Section 4.2(d) of the Company Disclosure Letter includes a complete list, as of the date hereof, of each outstanding Equity Award, the number of shares of Common Stock underlying each Equity Award (including the maximum number of shares of Common Stock underlying each such Equity Award), the Company Stock Plan under which the Equity Award was granted and the applicable vesting schedule.

(e)                        Except for the Rights Agreement, the Company has no rights plan or other similar agreement or arrangement or any anti-takeover provision in the Company Organizational Documents that is, or at the Effective Time shall be, applicable to Parent, Purchaser, the Offer, the Merger or the other transactions contemplated by this Agreement.

Section 4.3                                    Authority.

(a)                       The Company has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the Merger and the other transactions contemplated hereby. The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the Merger and the other transactions contemplated hereby, have been duly authorized by all necessary corporate action on the part of the Company and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement or to consummate the Merger or the other transactions contemplated hereby (other than the filing of the Certificate of Merger and any other documents as required by the DGCL).  This Agreement has been duly executed and delivered by the Company and, assuming the due authorization, execution and delivery by the other parties hereto, constitutes a legal, valid and binding obligation of the Company enforceable against the Company in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or similar Laws relating to or affecting creditors generally or by general equity principles (regardless of whether such enforceability is considered in a proceeding in equity or at Law).  The entering into of this Agreement and the consummation of the transactions contemplated hereby, including the Merger, will not result in the grant of any rights to any Person under the Rights Agreement or enable or require the Rights (as defined therein) to be exercised, distributed or triggered as a result thereof.

(b)                       The Company Board, at a meeting duly called and held, duly and unanimously adopted resolutions (i) approving this Agreement, the Offer, the Merger and the other transactions contemplated hereby, (ii) determining that this Agreement is advisable and that the terms of the Offer, the Merger and the other transactions contemplated hereby are fair to and in the best interests of the Company and its stockholders, and (iii) recommending that the Company’s stockholders accept the Offer and tender their Shares pursuant to the Offer.

Section 4.4                                    No Conflict.  The execution and delivery of this Agreement by the Company do not, and the performance of this Agreement by the Company and the Offer and the consummation of the Merger and the other transactions contemplated hereby will not, (a) conflict with or violate the Company Organizational Documents, (b) assuming the receipt of the Consents contemplated by Section 4.5, conflict with or violate any Law or Order or any rule or regulation of any securities exchange on which shares of Company Common Stock are listed for trading, in each case applicable to the Company or by which any property or asset of the Company is bound or affected, or (c) result in a breach of or constitute a default (or an event which with notice or lapse of time or both would become a default) under, give to others any right of termination, amendment, acceleration or cancellation of, result in the triggering of any payment or other obligation or any right of consent, or result in the creation of a Lien on any property or asset of the Company pursuant to any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which the Company is a party or by which the Company or any property or asset of the Company is bound or affected (including any Company Material Contract and any material Company Permit), except, in the case of clauses (b) and (c) above, for any such conflicts, violations, breaches, defaults or other occurrences which have not had and are not reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 4.5                                    Required Filings and Consents.  The execution and delivery by the Company of this Agreement does not, and the performance by the Company of this Agreement will not, require any consent, approval, order, authorization or permit of, or declaration, registration, filing with, or notification to (collectively, “Consents”), any Governmental Entity, except for (a) applicable requirements, if any, of (i) the Exchange Act, including the filing with the SEC of the Schedule 14D-9, (ii) state securities or “blue sky” Laws, (iii) the DGCL to file the Certificate of Merger or other appropriate documentation and (iv) Nasdaq, (b) those required by the HSR Act, (c) such filings and approvals as are required to be made or obtained under any foreign antitrust, competition or similar Laws in connection with the consummation of the Offer, the Merger and the other transactions contemplated hereby and as set forth in Section 4.5 of the Company Disclosure Letter and (d) such Consents, the failure of which to obtain, would not reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 4.6                                    Subsidiaries.

(a)                       A complete and accurate list of the name and jurisdiction of organization of each Subsidiary of the Company is set forth in Section 4.6(a) of the Company Disclosure Letter. The certificate of incorporation and bylaws, or corresponding applicable organizational documents, for each of the Company’s Subsidiaries (the “Subsidiary

Organizational Documents”) are in full force and effect.  The Subsidiaries of the Company are not in violation of any provision of their respective Subsidiary Organizational Documents.

(b)                       Each of the Company’s Subsidiaries is duly organized, validly existing and in good standing under the Laws of the jurisdiction of its respective organization except where the failure to be so organized, existing or in good standing would not, individually or in the aggregate, be reasonably expected to have a Company Material Adverse Effect. Each of the Company’s Subsidiaries has the requisite corporate or other applicable power and authority to carry on its respective business as it is presently being conducted and to own, lease or operate its respective properties and assets except where the failure to be in good standing would not, individually or in the aggregate, be reasonably expected to have a Company Material Adverse Effect.  Each of the Company’s Subsidiaries is duly qualified to do business and is in good standing in each jurisdiction where the character of its properties owned or leased or the nature of its activities make such qualification necessary, except where the failure to be so qualified or in good standing would not, individually or in the aggregate, be reasonably expected to have a Company Material Adverse Effect.

(c)                        All of the outstanding capital stock of, or other equity or voting interest in, each Subsidiary of the Company (i) have been duly authorized and validly issued and are fully paid, nonassessable and are free of preemptive rights and (ii) are owned, directly or indirectly, by the Company, free and clear of all Liens (other than Permitted Liens) and free of any other restriction (including any restriction on the right to vote, sell or otherwise dispose of such capital stock or other equity or voting interest).

Section 4.7                                    SEC Filings; Financial Statements.

(a)                       The Company has filed all forms, reports, statements and documents required to be filed by it with the SEC since January 1, 2011 (the “Company SEC Reports”), each of which has complied in all material respects with the applicable requirements of the Securities Act of 1933 (the “Securities Act”) and the rules and regulations promulgated thereunder, the Exchange Act and the rules and regulations promulgated thereunder, and the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) and the rules and regulations promulgated thereunder, each as in effect on the date so filed, except to the extent updated, amended, restated or corrected by a subsequent Company SEC Report.  None of the Company SEC Reports (including any financial statements or schedules included or incorporated by reference therein) contained when filed any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, except to the extent updated, amended, restated or corrected by a subsequent Company SEC Report.

(b)                       Except to the extent updated, amended, restated or corrected by a subsequent Company SEC Report, all of the financial statements included in the Company SEC Reports, in each case, including any related notes thereto, as filed with the SEC (those filed with the SEC are collectively referred to as the “Company Financial Statements”), comply as to form in all material respects with applicable accounting requirements and the published rules of the SEC with respect thereto and have been prepared in accordance with U.S. generally accepted accounting principles (“GAAP”) applied on a consistent basis throughout the periods involved

(except as may be indicated in the notes thereto or, in the case of the unaudited statements, as may be permitted by Regulation S-X or Regulation S-K promulgated by the SEC, as applicable, and subject, in the case of the unaudited statements, to the absence of notes and to normal, recurring year-end audit adjustments).  The consolidated balance sheets (including the related notes) included in such Company Financial Statements (if applicable, as updated, amended, restated or corrected in a subsequent Company SEC Report) fairly present, in all material respects, the consolidated financial position of the Company at the respective dates thereof, and the consolidated statements of operations, stockholders’ equity and cash flows (in each case, including the related notes) included in such Company Financial Statements (if applicable, as updated, amended, restated or corrected in a subsequent Company SEC Report) fairly present, in all material respects, the consolidated statements of operations, stockholders’ equity and cash flows of the Company for the periods indicated, subject, in the case of the unaudited statements, to the absence of notes and to normal, recurring year-end audit adjustments.

(c)                        With respect to the Company SEC Reports, each of the principal executive officer and principal financial officer of the Company (or each former principal executive officer and principal financial officer of the Company, as applicable) have made all certifications required by Rule 13a-14 and 15d-14 under the Exchange Act and Sections 302 and 906 of the Sarbanes-Oxley Act and any related rules and regulations promulgated by the SEC or Nasdaq, and the statements contained in any such certifications are complete and correct. For purposes of this Agreement, “principal executive officer” and “principal financial officer” shall have the meanings given to such terms in the Sarbanes-Oxley Act.

(d)                       The Company maintains internal control over financial reporting (as defined in Rule 13a-15 or 15d-15, as applicable, under the Exchange Act). Such internal control over financial reporting is reasonably designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes.

(e)                        Based solely on the Company’s management’s most recently completed evaluation of Company’s internal control over financial reporting, the Company does not have knowledge of (i) any “significant deficiencies” or “material weaknesses” (as defined by the Public Company Accounting Oversight Board) in the design or operation of the Company’s internal controls and procedures or (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls.

(f)                         The Company maintains disclosure controls and procedures required by Rule 13a-15 or 15d-15 under the Exchange Act. Such disclosure controls and procedures are reasonably designed to ensure that all material information required to be disclosed by the Company is recorded and reported on a timely basis to the individuals responsible for the preparation of Company’s filings with the SEC and other public disclosure documents.

Section 4.8                                    Absence of Certain Changes or Events.

(a)                       Since November 2, 2013 through the date of this Agreement there has not been or occurred:

(i)                         any Company Material Adverse Effect;

(ii)                      except as contemplated hereby, any amendment or qualification to, or waiver of, the Rights Agreement;

(iii)                   any material loss, damage, destruction or other casualty to the material assets or properties of the Company or any of its Subsidiaries, taken together (other than for which insurance awards have been received or guaranteed);

(iv)                  any change in any method of accounting or accounting practice of either the Company or any of its Subsidiaries except for any such change required by reason of a concurrent change in GAAP; or

(v)                     any termination of the employment of the Chief Executive Officer of the Company or any member of the Company’s senior management who reports directly to such Chief Executive Officer.

(b)                       Except as set forth in Section 4.8(b) of the Company Disclosure Letter, since November 2, 2013 through the date of this Agreement, the Company and each of its Subsidiaries have operated their respective businesses in the ordinary course of business consistent with past practice and have not:

(i)                         lent money to any Person (other than to the Company or any of its wholly-owned Subsidiaries) or incurred or guaranteed any indebtedness for borrowed money in excess of $1,000,000 in the aggregate, other than among the Company or any of its wholly-owned Subsidiaries;

(ii)                      failed to discharge or satisfy any material Lien or pay or satisfy any obligation or liability or accounts payable (whether absolute, accrued, contingent or otherwise) in excess of $1,000,000, other than Permitted Liens and obligations and liabilities being contested in good faith and for which adequate resources have been provided in accordance with GAAP;

(iii)                   other than in the ordinary course of business consistent with past practice, mortgaged, pledged or subjected to any Lien (other than Permitted Liens) any of its material assets, properties or rights;

(iv)                  sold or transferred any of its material assets or canceled any material debts or claims or waived any material rights in excess of $1,000,000 (other than dispositions of inventory, properties or other assets in the ordinary course of business);

(v)                     granted or entered into an agreement to effect any increase in the base salary, wages, bonus opportunity or other compensation payable or that may become payable or benefits of any current or former employee, director or consultant of the Company or its Subsidiaries (except in the ordinary course of business consistent with past practice or as otherwise required by the terms of any Company Benefit Plan or collective bargaining agreement or applicable Law);

(vi)                  in the case of the Company and any Subsidiary that is not a wholly-owned Subsidiary, declared, paid, or set aside for payment any dividend or other distribution in respect of shares of its capital stock, membership interests or other securities, or redeemed, purchased or otherwise acquired, directly or indirectly, any shares of its capital stock, membership interests or other securities, or agreed to do so;

(vii)                           entered into any agreement or made any commitment to do any of the foregoing; or

(viii)                        been notified in writing of any change, cancellation or modification to any vendor or supplier contract that is a Material Contract that would materially and adversely affect the Company’s relationship with the applicable vendor or supplier.

Section 4.9                                    Compliance with Laws and Orders.

(a)                       The Company and each of its Subsidiaries are in compliance in all material respects with all material Laws and Orders applicable to the Company or any of its Subsidiaries or by which any material property, business or asset of the Company or any of its Subsidiaries is bound or affected and has not been given written notice of any material violation of any such material Laws or Orders.

(b)                       The Company has implemented and maintains in effect policies and procedures designed to ensure compliance by the Company, its Subsidiaries and their respective directors, officers, employees and agents with Anti-Corruption Laws and applicable Sanctions, and the Company, its Subsidiaries and their respective officers and employees and to the knowledge of the Company its directors and agents, are in compliance with Anti-Corruption Laws and applicable Sanctions, except for failures to comply as would not, individually or in the aggregate, be reasonably expected to have a Company Material Adverse Effect.  None of the Company, any Subsidiary or any of their respective directors or officers or, to the knowledge of the Company, its employees or agents, is a Sanctioned Person.

(c)                        Since January 31, 2011, the operations of the business of the Company and its Subsidiaries have been conducted in accordance and compliance in all material respects with all applicable rules, regulations, standards, guidelines and other requirements of The Payment Card Industry Data Security Standard and The Payment Card Industry Security Standards Counsel.  Since January 31, 2011, none of the Company or its Subsidiaries has received written notice of any material violation (or any investigation with respect thereto) of any such rule, regulation, standard, guideline or other requirement.

Section 4.10                             Taxes.  (i) The Company and each of its Subsidiaries have filed all U.S. federal, state, local and non-U.S. income and other material Tax Returns required to be filed by any of them, and such Tax Returns are true and correct in all material respects and have been completed in accordance with applicable Law; (ii) the Company and each of its Subsidiaries have paid (or withheld and paid over to the appropriate Governmental Entity), or have reserved for the payment of in accordance with GAAP on the consolidated financial statements of the Company and its Subsidiaries filed in or furnished with the Company SEC Reports, all income and other material Taxes required to be paid (or withheld and paid over), whether or not shown on any Tax Returns; (iii) no deficiencies for material Taxes have been asserted, assessed, or proposed in writing against the Company or any of its Subsidiaries that have not been paid or reserved for in accordance with GAAP on the consolidated financial statements of the Company and its Subsidiaries filed in or furnished with the Company SEC Reports; (iv) no audit or other examination of any Tax Return of the Company or any of its Subsidiaries is presently in progress, nor has the Company or any of its Subsidiaries been notified in writing of any request for such an audit or other examination; (v) there are no Liens for Taxes on any of the assets of the Company or any of its Subsidiaries other than Liens for Taxes not yet due and payable; (vi) neither the Company nor any of its Subsidiaries (A) is or has in the three years preceding the Closing Date been a member of an affiliated group (other than a group the common parent of which is the Company) filing a consolidated federal income Tax Return or (B) has any liability for Taxes of any Person arising from the application of Treasury Regulation Section 1.1502-6 or any analogous provision of state, local or foreign Law; (vii) neither the Company nor any of its Subsidiaries is a party to or bound by or has any obligation under any Tax sharing or similar agreement or arrangement with any third-parties; (viii) neither the Company nor any of its Subsidiaries has engaged in any “listed transaction” under Section 6011 of the Code and the regulations thereunder; (ix) in the three years preceding the Closing Date, no written claim has been made by any Tax authority in a jurisdiction where the Company or any of its Subsidiaries has not filed a Tax Return that it is or may be subject to Tax by such jurisdiction; and (x) neither the Company nor any of its Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any: (A) change in method of accounting for a taxable period ending on or prior to the Closing Date; (B) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign income Tax Law) executed on or prior to the Closing Date; (C) intercompany transaction or excess loss account described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local or foreign income Tax Law); (D) installment sale or open transaction disposition made on or prior to the Closing Date; (E) prepaid amount received on or prior to the Closing Date; or (F) as a result of Section 108(i) of the Code.

Section 4.11                             Company Permits.  The Company and its Subsidiaries have, and are in compliance in all material respects with the terms of, all permits, licenses, authorizations, consents, approvals, registrations and franchises from Governmental Entities required to conduct their businesses as currently conducted (“Company Permits”) that are material to the Company and its Subsidiaries, taken as a whole, and no suspension or cancellation of any such Company Permits is pending or, to the knowledge of the Company, threatened.  The Company Permits are sufficient and adequate in all material respects to permit the continued lawful conduct of the business of the Company and its Subsidiaries as presently conducted in all material respects.

Section 4.12                             Litigation; Orders.  Other than as set forth in Section 4.12 of the Company Disclosure Letter, as of the date hereof:

(a)                       there is no material claim, suit, action or information, subpoena, administrative, arbitration, other proceeding or, to the to the knowledge of the Company, investigation pending, by or before any Governmental Entity or before any arbitrator of any nature (“Litigation”), or, to the knowledge of the Company, threatened against or affecting the Company or its Subsidiaries or any of their officers or directors involving or relating to the

Company or its Subsidiaries, the material assets, properties or rights of any of the Company and its Subsidiaries or the transactions contemplated by this Agreement; and

(b)                       there is no material Order of any Governmental Entity or arbitrator outstanding against the Company or any of its Subsidiaries.

Section 4.13                             Material Contracts.

(a)                       Schedule 4.13(a) sets forth a list of all Material Contracts as of the date of this Agreement.  For purposes of this Agreement, a “Material Contract” shall mean any Contract to which the Company or any of its Subsidiaries is a party or by which the Company, any of its Subsidiaries or any of their respective properties or assets is bound (other than Company Benefit Plans) that:

(i)                         are or would be required to be filed by the Company as a “material contract” pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act;

(ii)                      with respect to a joint venture, partnership, limited liability company, franchise or franchisee/franchisor relationship or other similar agreement or arrangement, relate to the formation, creation, operation, management or control of any partnership or joint venture that is material to the business of the Company and its Subsidiaries, taken as a whole or any franchise or franchisee/franchisor relationship;

(iii)                   relate to indebtedness for borrowed money having an outstanding amount in excess of $1,000,000 individually or $2,500,000 in the aggregate, other than any indebtedness between or among any of the Company and any of its Subsidiaries;

(iv)                  involve the acquisition from another Person or disposition to another Person, directly or indirectly (by merger, license or otherwise), of assets or capital stock or other equity interests of another Person (A) for aggregate consideration under such Contract (or series of related Contracts) in excess of $1,000,000 or (B) and that contain representations, warranties covenants, indemnities or other obligations (including indemnification, “earn-out” or other contingent obligations), that are still in effect and, individually, could reasonably be expected to result in payments by the Company or any of its Subsidiaries in excess of $1,000,000 (in the case of each of clauses (A) and (B), other than acquisitions or dispositions of inventory, properties and other assets in the ordinary course of business);

(v)                     (i) are Contracts (or a series of related Contracts, with a supplier or a group of a suppliers), other than purchase orders, for the purchase or sale of materials, supplies, goods, services, equipment or other assets providing for annual payments by the Company and its Subsidiaries or to the Company and its Subsidiaries, respectively, of $1,000,000 or more, other than those that can be terminated by the Company or any of its Subsidiaries on less than 90 days’ notice without payment by the Company or any Subsidiary of any material penalty or (ii) are purchase orders for the purchase or sale of materials, supplies, goods, services, equipment or other assets providing for payments by the Company and its Subsidiaries of $5,000,000 or more, other than those that can be terminated by the Company or any of its Subsidiaries on less than 90 days’ notice without payment by the Company or any Subsidiary of any material penalty;

(vi)                  prohibit the payment of dividends or distributions in respect of the capital stock of the Company or any of its Subsidiaries, prohibit the pledging of the capital stock of the Company or any of its Subsidiaries or prohibit the issuance of any guaranty by the Company or any of its Subsidiaries;

(vii)               are license agreements that are material to the business of the Company and its Subsidiaries, taken as a whole, pursuant to which the Company or any of its Subsidiaries licenses in Intellectual Property Rights or licenses out Company IP (other than license agreements for commercially available software or hardware); or

(viii)            contain provisions (A) that prohibit the Company or any of its Subsidiaries or any Person that controls, or is under common control with, the Company from competing in any material line of business or grants a right of exclusivity to any Person that prevents the Company or a Subsidiary from entering any territory, market or field or freely engaging in business anywhere in the world, other than leases containing radius restrictions or (B) that grant to any Person a most-favored nation or similar right against the Company, except, in the case of clause (B), Contracts that are not material.

(b)                       Each Material Contract is valid and binding on the Company (and/or each such Subsidiary of the Company party thereto) and is in full force and effect, and neither the Company nor any of its Subsidiaries party thereto, nor, to the knowledge of the Company, any other party thereto, is in breach of, or default under, any such Material Contract, and no event has occurred that with notice or lapse of time or both would constitute such a breach or default thereunder by the Company or any of its Subsidiaries, or, to the knowledge of the Company, any other party thereto, except for such failures to be in full force and effect and such breaches and defaults that would not, individually or in the aggregate, be reasonably expected to have a Company Material Adverse Effect.  To the knowledge of the Company, there are no events or conditions that constitute, or, after notice or lapse of time or both, will constitute a default on the part of any counterparty under such Material Contract, except as would not reasonably be expected to have a Company Material Adverse Effect; and to the knowledge of the Company, the Company has not received, as of the date of this Agreement, any written notice from any Person that such Person intends to terminate, or not renew upon expiration, any Material Contract.

Section 4.14                             Properties.

(a)                       Section 4.14(a) of the Company Disclosure Letter contains a true and complete list of all material real property owned by the Company and its Subsidiaries (the “Company Owned Real Property”).  The Company and each of its Subsidiaries has good and valid title to, and with respect to real property owned by the Company or any of its Subsidiaries, insurable fee simple interest in, or valid license or leasehold interests in, all their respective properties and assets, in all material respects, except for Permitted Liens.  All such properties and assets, other than properties and assets in which the Company or any of its Subsidiaries has a license or leasehold interest, are free and clear of all conditions, encroachments, easements, rights of way, restrictions and Liens, except for Permitted Liens. Except as set forth on Section 4.14(a) of the Company Disclosure Letter, the Company has furnished or made available to Parent prior to the date hereof copies of each deed for parcel of the Company Owned Real Property and all title insurance policies relating to the Company Owned Real Property in the possession or control of the Company.

(b)                       The chart attached as Section 4.14(b) of the Company Disclosure Letter identifies each of the leases, site leases, subleases, and occupancy agreements in which either of the Company or its Subsidiaries has a leasehold interest, license or similar occupancy rights, whether as lessor or lessee (together with any material amendments thereto, each, a “Company Lease” and, collectively, the “Company Leases”; the property covered by Company Leases under which either the Company or its Subsidiaries is a lessee is referred to herein as the “Company Leased Real Property”; the Company Leased Real Property, together with the Company Owned Real Property, collectively being the “Company Property”).  Each such Company Lease is in full force and effect and is a legal, valid, binding and enforceable obligation of the Company or a Subsidiary of the Company, as the case may be, and, to the knowledge of the Company, of the other party or parties thereto, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or similar Laws relating to or affecting creditors generally or by general equity principles (regardless of whether such enforceability is considered in a proceeding in equity or at Law), and the Company and each of its Subsidiaries has complied with the terms of all Company Leases, except for such failures to be in full force and effect or to be in compliance that would not, individually or in the aggregate, be reasonably expected to have a Company Material Adverse Effect.  The Company or each respective Subsidiary of the Company is in possession of the properties or assets purported to be leased under its respective leases, except as would not reasonably be expected to have a Company Material Adverse Effect.

(c)                        The Company has provided to Parent true and complete in all material respects excerpts of all Company Leases under which the Company or its Subsidiaries is a lessee that contain (i) radius restrictions or non-compete provisions, (ii) restrictions on assignment, subletting or other transfer or (iii) restrictions on changes in the direct or indirect ownership of interests of the tenant.

(d)                       None of the Company nor its Subsidiaries, nor their respective Affiliates, officers, directors, employees or consultants has leased, subleased, assigned, licensed or otherwise granted to any Person the right to use or occupy any material portion of the Company Property.  Except for Permitted Liens, none of the Company Owned Real Property is subject to any option or other agreement granting to any Person or entity any right to obtain title to all or any portion of such property.

(e)                        Except as would not, individually or in the aggregate, be reasonably expected to have a Company Material Adverse Effect, to the knowledge of the Company, all buildings, structures, fixtures, building systems and equipment, and all components that are part of the Company Property are in material compliance with all applicable Laws and are in good operating condition in all material respects and in a state of good and working maintenance and repair in all material respects, and are reasonably adequate and reasonably suitable for the operation of the Company’s business.  To the knowledge of the Company, there is no pending or written threat of condemnation or similar action affecting any of the material Company Property.

(f)                         Section 4.14(f) of the Company Disclosure Letter sets forth the true and correct in all material respects aging and valued cost of the Company’s retail inventory.  Since February 2, 2013 through the date of this Agreement, the Company has purchased retail inventory in a manner consistent in all material respects with the ordinary past practices of the Company.

Section 4.15                             Employee Benefit Plans.

(a)                       Each compensation or employee benefit plan, program, policy, agreement or other arrangement, whether or not subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), including each “employee benefit plan” (within the meaning of Section 3(3) of ERISA), bonus, cash- or equity-based incentive, deferred compensation, stock purchase, health, medical, dental, disability, accident, life insurance, severance, change of control, retention, employment, separation, retirement, pension, savings, or other benefit or compensation plan, program, policy, agreement or arrangement providing compensation or benefits to any current or former employee, officer, director, or consultant of the Company or any Subsidiary of the Company, or any beneficiary or dependent thereof, that is maintained, sponsored or contributed to (or with respect to which any obligation to contribute has been undertaken) by the Company or any Subsidiary of the Company, or with respect to which the Company or any Subsidiary of the Company has any current or potential Liability (collectively, the “Company Benefit Plans”) has been funded, established, maintained and administered in material compliance with its terms, the terms of any applicable collective bargaining agreement and with applicable Law (including ERISA and the Code).  True and complete copies of each of the material Company Benefit Plans have been made available to Parent prior to the date hereof and, to the extent no such copy exists, an accurate written description thereof. Section 4.15(a) of the Company Disclosure Letter contains a complete and accurate list of all material Company Benefit Plans.  Any Company Benefit Plan intended to be qualified under Section 401(a) of the Code has received a favorable determination letter from the Internal Revenue Service, and to the knowledge of the Company, there are no existing circumstances or any events that have occurred that could reasonably be expected to adversely affect the qualified status of any such plan.

(b)                       With respect to each Company Benefit Plan and each “employee benefit pension plan” within the meaning of Section 3(2) of ERISA sponsored, maintained or contributed to, or required to be contributed to by the Company or any current or former member of its “controlled group” (within the meaning of Section 414 of the Code or Section 4001 of ERISA) (each, an “ERISA Affiliate”), in each case that is a “single-employer plan” within the meaning of Section 3(41) of ERISA that is subject to Title IV or Section 302 of ERISA or Section 412 or 4971 of the Code: (i) the minimum funding standards (within the meaning of Sections 412 and 430 of the Code or Section 302 of ERISA) are satisfied, whether or not waived, and no application for a waiver of the minimum funding standard has been submitted to the Internal Revenue Service; (ii) no reportable event within the meaning of Section 4043(c) of

ERISA for which the 30-day notice requirement has not been waived has occurred within the one year period prior to the date hereof; (iii) no Liability (other than for premiums to the Pension Benefit Guaranty Corporation (the “PBGC”)) under Title IV of ERISA has been or is reasonably expected to be incurred by the Company or any of its ERISA Affiliates, and all premiums to the PBGC have been timely paid in full; (iv) the PBGC has not instituted proceedings to terminate any such plan, and, to the Knowledge of the Company, no condition exists that presents a risk that such proceedings will be instituted or which would constitute grounds under Section 4042 of ERISA for the termination of, or the appointment of a trustee to administer, any such plan; and (v) no such plan is currently, or is reasonably expected to be, in “at-risk” status (as defined in Section 303(i)(4) of ERISA or Section 430(i)(4) of the Code).

(c)                        None of the Company Benefit Plans is, and neither the Company nor any of its ERISA Affiliates has any Liability or obligation under, contributes to or within the past six (6) years has contributed to (or had an obligation to contribute to) a “multiple employer welfare arrangement” (as defined in Section 3(40) of ERISA), a “multiple employer plan” (as defined in Section 413(c) of the Code) or a “multiemployer plan” (as defined in Section 3(37) of ERISA).

(d)                       There are no pending, threatened or anticipated claims by or on behalf of any Company Benefit Plan, by any employee or beneficiary covered under any such plan, or otherwise involving any such plan (other than routine claims for benefits).

(e)                        Except as set forth in Section 4.15(e) of the Company Disclosure Letter, none of the Company Benefit Plans provide retiree health, life insurance or other welfare benefits except as may be required by Section 4980B of the Code and Section 601 of ERISA or any other applicable Law or at the expense of the participant or the participant’s beneficiary.

(f)                         Except as set forth in Section 4.15(f) of the Company Disclosure Letter or as expressly provided by this Agreement, neither the execution of this Agreement, nor the consummation of the transactions contemplated by this Agreement will, either alone or in combination with another event, (i) entitle any current or former employee, officer, director or consultant of the Company or any Subsidiary of the Company to severance pay, unemployment compensation or any other payment, except as expressly provided in this Agreement, (ii) accelerate the time of payment or vesting, or result in any payment or funding (through a grantor trust or otherwise) of any such compensation or benefits under, or increase the amount of compensation or benefits due to any such employee, director, officer or consultant, or (iii) limit or restrict the right of the Company to merge, amend or terminate any Company Benefit Plan.  Except as disclosed in Section 4.15(f) of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries is a party to, or is otherwise obligated under, any contract, agreement, plan or arrangement that provides for the gross-up of a Tax imposed by Section 409A or 4999 of the Code (or any corresponding provisions of state, or local Law relating to Tax).

(g)                        There are no material pending or, to the knowledge of the Company, threatened claims, proceedings, audits, investigations, suits or actions by or on behalf of any Company Benefit Plan, by any employee or beneficiary covered under any Company Benefit Plan or otherwise involving any Company Benefit Plan (other than routine claims for benefits).

(h)                       No Company Benefit Plan is subject to the Laws of any jurisdiction outside of the United States.

Section 4.16                             No Undisclosed Liabilities.

(a)                       Neither the Company nor any of its Subsidiaries has any material Liabilities of any kind whatsoever whether accrued, contingent, absolute, determined, determinable or otherwise, other than (i) Liabilities that are reflected, or for which reserves were established, on the audited consolidated balance sheet of the Company as of February 2, 2013, (ii) Liabilities incurred in the ordinary course of business and consistent with past practice since February 2, 2013, (iii) Liabilities that are disclosed or reflected in the Company SEC Reports, (iv) Liabilities incurred in connection with this Agreement and the transactions contemplated hereby, (v) Liabilities incurred pursuant to Contracts entered into after the date hereof not in violation of this Agreement and (vi) Liabilities that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(b)                       Neither the Company nor any of its Subsidiaries is directly or indirectly liable upon or with respect to (by discount, repurchase agreements or otherwise), or obliged in any other way to provide funds in respect of, or to guarantee or assume, any material debt, obligation or dividend of any Person (other than wholly-owned Subsidiaries of the Company), except endorsements in the ordinary course of business in connection with the deposit, in banks or other financial institutions, of items for collection.

Section 4.17                             Environmental Matters.  Except as would not, individually or in the aggregate, have a Company Material Adverse Effect, the Company and its Subsidiaries are in compliance with applicable Laws governing pollution or the protection of human health or the environment (“Environmental Laws”).  Except as would not, individually or in the aggregate, have a Company Material Adverse Effect, neither the Company nor any of its Subsidiaries has (i) received any written notice that remains outstanding from any Governmental Entity alleging that the Company or any of its Subsidiaries is in violation of any Environmental Laws, or (ii) caused a “release” of a “hazardous substance” (as those terms are defined in the Comprehensive Environmental Response, Compensation, and Liability Act, 42 U.S.C. §§ 9601 et seq.), in excess of a reportable and actionable quantity on any owned real property that is used for the business of the Company or any of its Subsidiaries, which release remains unresolved.  The representations and warranties contained in this Section 4.17 constitute the sole and exclusive representations and warranties in this Agreement relating to environmental matters.

Section 4.18                             Intellectual Property.

(a)                       The Company and its Subsidiaries own all right, title and interest in and to all Company IP, free and clear of all Liens, other than Permitted Liens.

(b)                       Neither the Company or any of its Subsidiaries nor any of their respective businesses, operations, products or services is infringing or otherwise violating the Intellectual Property Rights of any third Person.  There is no material claim, suit, action or proceeding pending or, to the knowledge of the Company, threatened in writing against the Company or any Subsidiary:  (i) alleging any infringement or other violation of any third

Person’s Intellectual Property Rights or other proprietary rights; or (ii) challenging the Company’s or any Subsidiary’s ownership or use of, or the validity or enforceability of, any Company IP.

(c)                        To the knowledge of the Company, no third Person is infringing or otherwise violating any Intellectual Property Rights owned by the Company and its Subsidiaries.

(d)                       To the knowledge of the Company, no present or former employee, officer or director of the Company or any Subsidiary, or agent, outside contractor or consultant of the Company or any Subsidiary, holds any ownership or interest in or to any material Company IP.

(e)                        The Company and its Subsidiaries are in material compliance with applicable Law, as well as their own policies, relating to privacy, data protection, and the collection and use of personal information collected, used, or held for use by the Company and its Subsidiaries.

Section 4.19                             Labor and Employment Matters.  Except as set forth in Section 4.19 of the Company Disclosure Letter, as of the date hereof, (a) neither the Company nor any of its Subsidiaries is a party to any collective bargaining agreement, labor union contract applicable to its employees or similar agreement or work rules or practices with any labor union, works council, labor organization or employee association applicable to employees of the Company or any of its Subsidiaries, and the Company has provided Parent with true and complete copies of each collective bargaining agreement or other labor union agreement set forth in Section 4.19 of the Company Disclosure Letter, (b) no union represents or has filed a petition to represent any employees of the Company or its Subsidiaries, and (c) there are not, to the knowledge of the Company, any union organizing activities concerning any employees of the Company or any of its Subsidiaries, other than any such activities that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect.  There are no material labor strikes, slowdowns, work stoppages, lockouts or other labor disturbances pending or, to the knowledge of the Company, threatened against the Company or any of its Subsidiaries, and there have been no material labor strikes, slowdowns, work stoppages, lockouts or other labor disturbances with the past three (3) years, in each case, other than any such activities that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect.

Section 4.20                             Insurance.  Except for failures to maintain insurance or self-insurance that, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect, since January 1, 2011 the Company and each of its Subsidiaries has been continuously insured with reputable insurers or has self-insured, in each case in such amounts and with respect to such risks and losses as the Company reasonably believes are adequate for the business and operations of the Company and its Subsidiaries (taking into account the cost and availability of such insurance).  Section 4.20 of the Company Disclosure Letter sets forth, as of the date hereof, a list of all material surety bonds, fidelity bonds and all material policies of liability, fire, casualty, business interruption, workers’ compensation and other forms of insurance insuring each of the Company and its Subsidiaries and their material assets, properties and operations.

Section 4.21                             Disclosure Documents.

(a)                       The Schedule 14D-9 when filed, distributed or disseminated, as applicable, will comply as to form in all material respects with the applicable requirements of the Exchange Act.

(b)                       The Schedule 14D-9, at the time of filing, at the time of any distribution or dissemination thereof and at the time of consummation of the Offer, will not contain any untrue statement of material fact or omit to state any material fact necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading.

(c)                        The information with respect to the Company or any of its Subsidiaries that the Company furnishes, or causes to be furnished, to Parent or Purchaser in writing specifically for use in the Schedule TO and the amended Offer Documents, at the time of the filing of the Schedule TO, at the time of any distribution or dissemination of the amended Offer Documents and at the time of the consummation of the Offer, will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading.

(d)                       The representations and warranties contained in this Section 4.21 do not apply to statements or omissions in the Schedule 14D-9 based upon information furnished or caused to be furnished to the Company in writing by Parent or Purchaser specifically for use therein.

Section 4.22                             Rights Agreement.  The Company has taken all action necessary to render the rights issued pursuant to the Rights Agreement (the “Rights Agreement”), dated as of September 6, 2007, as amended, entered into between the Company and Continental Stock Transfer & Trust Company, as rights agent, inapplicable to the Offer, the Merger and this Agreement and the transactions contemplated hereby.

Section 4.23                             Takeover Statutes.  As of the date hereof and assuming the accuracy of Parent’s and Purchaser’s representations and warranties in Section 5.8, the Company has taken all action necessary to exempt the Offer, the Merger, this Agreement and the transactions contemplated hereby from Section 203 of the DGCL, and, accordingly, neither such section nor any other antitakeover or similar statute or regulation applies to any such transactions. Assuming the accuracy of Parents and Purchaser’s representations and warranties in Section 5.8, no other “control share acquisition,” “fair price,” “moratorium” or other antitakeover Laws enacted under U.S. state or federal Laws apply to this Agreement or the transactions contemplated hereby.

Section 4.24                             Brokers.  No broker, investment banker, financial advisor or other Person, other than Goldman, Sachs & Co. and Financo, is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the Offer, the Merger and the other transactions contemplated hereby based upon arrangements made by or on behalf of the Company.  The Company will make available to Parent a complete and correct copy of all agreements between the Company and Goldman, Sachs & Co. and Financo, respectively, pursuant to which Goldman, Sachs & Co. or Financo, respectively, would be entitled to any payment relating to the transactions contemplated hereby.

Section 4.25                             Fairness Opinions.  Each of Goldman, Sachs & Co. and Financo has delivered to the Company Board its opinion to the effect that, as of the date of such opinion and based on the assumptions, qualifications and limitations contained therein, the Offer Price to be paid to the holders (other than Parent and its Affiliates) of Company Common Stock is fair from a financial point of view to such holders.  The Company will make available to Parent a correct and complete copy of the form of such opinion solely for informational purposes after receipt thereof by the Company.

Section 4.26                             Eddie Bauer Purchase Agreement.  The Company Board has determined that the terms of this Agreement constitute a “Superior Proposal” (as defined in the Eddie Bauer Purchase Agreement). The Company and the Company Board have taken all actions necessary to terminate the Eddie Bauer Purchase Agreement in accordance with its terms and enter into this Agreement. Prior to its entry into this Agreement the Company has paid in full to Everest Topco a “Termination Fee” (as defined in the Eddie Bauer Purchase Agreement) of $48,000,000.

Section 4.27                             Affiliate Transactions.  Since January 29, 2012, there has been no transaction, or series of similar transactions, agreements, arrangements or understandings, nor are there any currently proposed transactions, or series of similar transactions, agreements, arrangements or understandings to which the Company or any of its Subsidiaries was or is to be a party, that would be required to be disclosed under Item 404 of Regulation S-K promulgated by the SEC.

Section 4.28                             No Other Representations and Warranties.  Except for the representations and warranties made by the Company in this Article IV, neither the Company nor any other Person makes any express or implied representation or warranty with respect to the Company or any of its Subsidiaries or their respective businesses, assets, operations, liabilities, condition (financial or otherwise) or prospects, and the Company hereby disclaims any such other representations or warranties. In particular, without limiting the foregoing disclaimer, except for the representations and warranties made by Company in this Article IV, neither the Company nor any other Person makes or has made any representation or warranty to Parent, Purchaser or any of their Representatives, with respect to (i) any financial projection, forecast, estimate, budget or prospective information relating to the Company, any of its Subsidiaries or their respective businesses or operations or (ii) any oral or written information furnished or made available to Parent, Purchaser or any of their Representatives in the course of their due diligence investigation of the Company, the negotiation of this Agreement or the consummation of the Offer, the Merger and the other transactions contemplated hereby, including the accuracy, completeness or currency thereof, and neither the Company nor any other Person will have any liability to Parent, Purchaser or any other Person in respect of such information, including any subsequent use of such information, except in the case of fraud. Notwithstanding anything contained in this Agreement to the contrary, the Company acknowledges and agrees that neither Parent, Purchaser nor any other Person has made or is making any representations or warranties whatsoever, express or implied, beyond those expressly made by Parent and Purchaser in Article

V, including any implied representation or warranty as to the accuracy or completeness of any information regarding Parent furnished or made available to the Company, or any of its Representatives.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF PARENT AND PURCHASER

Except as disclosed in any forms, reports, statements and documents required to be filed by Parent with the SEC since January 1, 2012 (the “Parent SEC Reports”) (other than any forward-looking statements or risk factors contained therein), each of Parent and Purchaser represents and warrants to the Company as follows:

Section 5.1                                    Organization and Good Standing.  Each of Parent and Purchaser is a corporation duly organized, validly existing and in good standing under the Laws of its jurisdiction of incorporation.  Parent is the legal and beneficial owner of all of the issued and outstanding capital stock of Purchaser.  Purchaser was formed at the direction of Parent solely for the purposes of effecting the Offer, the Merger and the other transactions contemplated hereby.

Section 5.2                                    Authority.

(a)                       Each of Parent and Purchaser has all necessary corporate power and authority to execute and deliver this Agreement to which it is a party, to perform its obligations hereunder and thereunder and to consummate the Offer, the Merger and the other transactions contemplated hereby and thereby.  The execution, delivery and performance by each of Parent and Purchaser of this Agreement to which it is a party and the consummation by each of Parent and Purchaser of the Merger and the other transactions contemplated hereby and thereby, have been duly authorized by all necessary corporate action on the part of each of Parent and Purchaser and no other corporate proceedings on the part of each of Parent or Purchaser, respectively, are necessary to authorize this Agreement to which it is a party or to consummate the Offer or the Merger or the other transactions contemplated hereby and thereby (other than the filing and recordation of the Certificate of Merger and any other documents required by the DGCL).  This Agreement has been, or prior to the Effective Time will be, duly executed and delivered by each of Parent and Purchaser, as applicable, and, assuming the due authorization, execution and delivery by the other parties hereto, constitutes, or prior to the Effective Time will constitute, a legal, valid and binding obligation of each of Parent and Purchaser enforceable against each of Parent and Purchaser in accordance with its terms except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or similar Laws relating to or affecting creditors generally or by general equity principles (regardless of whether such enforceability is considered in a proceeding in equity or at Law).

(b)                       The Parent Board, at a meeting duly called and held duly and unanimously adopted resolutions approving this Agreement and the Offer, the Merger and the other transactions contemplated hereby.

(c)                        The Purchaser Board, at a meeting duly called and held (or acting by written consent) duly and unanimously adopted resolutions (i) approving this Agreement, the Offer, the Merger and the other transactions contemplated hereby, (ii) determining that the terms of the Offer, the Merger and the other transactions contemplated hereby are fair to and in the best interests of Purchaser and its stockholder and (iii) recommending that Parent, as the sole stockholder of Purchaser, approve and adopt this Agreement and the Merger.

(d)                       Parent, in its capacity as sole stockholder of Purchaser, has unanimously approved and adopted this Agreement and the Merger.

Section 5.3                                    No Conflict.  The execution and delivery of this Agreement by each of Parent and Purchaser do not, and the performance of this Agreement to which it is a party by each of Parent and Purchaser and the consummation of the Merger and the other transactions contemplated hereby and thereby will not (a) conflict with or violate (i) the Certificate of Incorporation of Parent or the Bylaws of Parent or (ii) the Certificate of Incorporation of Purchaser or the Bylaws of Purchaser, (b) assuming receipt of the Consents contemplated by Section 5.4, conflict with or violate any Law or Order or any rule or regulation of any securities exchange on which Parent’s common stock is listed for trading, or (c) result in a breach of or constitute a default (or an event which with notice or lapse of time or both would become a default) under, give to others any right of termination, amendment, acceleration or cancellation of, result in the triggering of any payment or other obligation or any right of consent, or result in the creation of a Lien on any property or asset of Parent or any of its Subsidiaries pursuant to any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which Parent or any of its Subsidiaries is a party or by which Parent or any of its Subsidiaries or any property or asset of any of them is bound or affected except, in the case of clauses (b) and (c) above, for any such conflicts, violations, breaches, defaults or other occurrences which have not had and are not reasonably expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 5.4                                    Required Filings and Consents.  The execution and delivery by each of Parent and Purchaser of this Agreement does not, and the performance by each of Parent and Purchaser of this Agreement will not, require any Consent, except for (i) applicable requirements, if any, of (A) the Exchange Act, including the filing with the SEC of the Schedule TO, (B) state securities or “blue sky” Laws, (C) the DGCL to file the Certificate of Merger or other appropriate documentation and (D) the NYSE, (ii) those required by the HSR Act, (iii) such filings and approvals as are required to be made or obtained under any foreign antitrust, competition or similar Laws in connection with the consummation of the Merger and the other transactions contemplated hereby, and (iv) such Consents, the failure of which to obtain, would not reasonably expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 5.5                                    Litigation; Orders.  As of the date hereof:

(a)                       there is no Litigation pending or, to the knowledge of Parent, threatened against or affecting Parent, Purchaser or any Subsidiary of Parent or Purchaser or any of their respective assets which, if adversely determined, individually or in the aggregate, has had or is reasonably likely to have a Parent Material Adverse Effect; and

(b)                       there is no Order of any Governmental Entity or arbitrator outstanding against Parent, Purchaser or any of their respective Subsidiaries that, individually or in the aggregate, has had or is reasonably expected to have a Parent Material Adverse Effect.

Section 5.6                                    Financing.  Parent has delivered to the Company true and complete fully executed copies of the commitment letter, dated as of March 11, 2014, among Parent, Bank of America, N.A., Merrill Lynch, Pierce, Fenner & Smith Incorporated, JPMorgan Chase Bank, N.A. and J.P. Morgan Securities LLC, including all exhibits, schedules, annexes and amendments to such letter in effect as of the date of this Agreement (the “Commitment Letter”), pursuant to which and subject to the terms and conditions thereof each of the parties thereto (other than Parent) have severally committed to lend the amounts set forth therein to Parent (the provision of such funds as set forth therein, but subject to the provisions of Section 6.17, the “Financing”) for the purposes set forth in such Commitment Letter.  The Commitment Letter has not been amended, restated or otherwise modified or waived prior to the execution and delivery of this Agreement, and the respective commitments contained in the Commitment Letter have not been withdrawn, rescinded, amended, restated or otherwise modified in any respect prior to the execution and delivery of this Agreement except as permitted pursuant to Section 6.17.  As of the execution and delivery of this Agreement, the Commitment Letter is in full force and effect and constitutes the legal, valid and binding obligation of each of Parent and, to the knowledge of Parent, the other parties thereto. There are no conditions precedent or contingencies (other than pursuant to the “flex” provisions of the Fee Letter (as defined in the Commitment Letter), a true and complete copy of which (redacted only as to the matters indicated therein) has been provided to the Company by Parent) related to the funding of the full amount of the Financing pursuant to the Commitment Letter, other than as expressly set forth in the Commitment Letter.  Subject to the terms and conditions of the Commitment Letter, the net proceeds contemplated from the Financing, together with other financial resources of Parent, including contemplated cash on hand of Parent, will, in the aggregate, be sufficient for the satisfaction of all of Parent’s and Purchaser’s obligations under this Agreement, including the payment of the consideration in the Offer and the Merger Consideration and all fees and expenses reasonably expected to be incurred in connection therewith.  As of the date of this Agreement, (i) no event has occurred which would constitute a material breach or default (or an event which with notice or lapse of time or both would constitute a default) on the part of Parent under the Commitment Letter or, to the knowledge of Parent, any other party to the Commitment Letter, and (ii) subject to the satisfaction of the Offer Conditions, Parent does not have any reason to believe that any of the conditions to the Financing will not be satisfied or that the full amount of the Financing and any other funds necessary for the satisfaction of all of Parent’s and Purchaser’s obligations under this Agreement and the payment of all fees and expenses reasonably expected to be incurred in connection therewith will not be available to Parent on the Offer Closing Date.  Except for fee letters with respect to fees and related arrangements with respect to the Financing, of which Parent has delivered a true, correct and complete copy to the Company prior to the date hereof (other than with respect to redacted fee information, but which fee information does not relate to the amounts or conditionality of, or contain any conditions precedent to, the funding of the Financing), as of the date hereof there are no side letters or other agreements, Contracts or arrangements related to the funding of the full amount of the Financing other than as expressly set forth in the Commitment Letter and delivered to the Company prior to the date hereof.  Parent has fully paid all commitment fees or other fees required to be paid on or prior to the date of this Agreement in connection with the Financing.

Section 5.7                                    Purchaser’s Operations.  Purchaser was formed solely for the purpose of engaging in the Offer, the Merger and the other transactions contemplated hereby and has not owned any assets, engaged in any business activities or conducted any operations, and will not at any time prior to the Effective Time own any assets, engage in any business activities or conduct any operations, in each case, other than in connection with the Offer, the Merger and the other transactions contemplated hereby.

Section 5.8                                    Section 203 Matters.

(a)                       Prior to the meeting at which the Company Board took the actions contemplated by Section 4.3(b), neither Parent nor Purchaser was an “interested stockholder” as defined in Section 203 of the DGCL.

(b)                       Prior to the date of this Agreement, neither Parent nor Purchaser has taken, or authorized or permitted any Representatives of Parent or Purchaser to take, any action that would cause either Parent or Purchaser to be deemed an “interested stockholder” as defined in Section 203 of the DGCL or otherwise render Section 251(h) of the DGCL inapplicable to the Merger.

Section 5.9                                    Solvency.  Assuming the accuracy of the representations and warranties of the Company in Article IV that relate to the subject matter of clauses (i) — (iii) of this Section 5.9 (including Section 4.7), after giving effect to the Offer, the Merger and the other transactions contemplated by this Agreement, including the Financing and any Substitute Financing, the payment of all amounts required to be paid in connection with the consummation of the transactions contemplated in this Agreement (including payment of all amounts payable under Article I and Article III in connection with or as a result of the Offer and the Merger) and the Commitment Letter and the payment of all related fees and expenses, Parent and its consolidated Subsidiaries (including the Company and its Subsidiaries) will be Solvent as of the Offer Closing Date and as of the Closing Date immediately after the consummation of the transactions contemplated hereby. For the purposes of this Agreement, the term “Solvent” when used with respect to any Person, shall mean that, as of any date of determination, (i) the amount of the “fair saleable value” of the assets of such Person will, as of such date, exceed (A) the sum of the value of all “liabilities of such Person, including contingent and other liabilities” as of such date, and the capital of such Person as computed in accordance with applicable Law as of such date, as such quoted terms are generally determined in accordance with applicable Laws governing determinations of the insolvency of debtors, and (B) the amount that will be required to pay the probable liabilities of such Person on its existing debts (including contingent and other liabilities) as such debts become absolute and mature, (ii) such Person will not have, as of such date, an unreasonably small amount of capital for the operation of the businesses in which it is engaged or proposed to be engaged following such date, and (iii) such Person will be able to pay its liabilities, including contingent and other liabilities, as they mature. For purposes of this definition, “not have an unreasonably small amount of capital for the operation of the businesses in which it is engaged or proposed to be engaged” and “able to pay its liabilities, including contingent and other liabilities, as they mature” mean that such Person will be able to generate enough cash from operations, asset dispositions or refinancing, or a combination thereof, to meet its obligations as they become due. Parent is not entering into the transactions contemplated by this Agreement with the actual intent to hinder, delay or defraud either present or future creditors of the Company or any of its Subsidiaries.

Section 5.10                             Disclosure Documents.

(a)                       The Schedule TO amendments and the amended Offer Documents, when filed, distributed or disseminated, as applicable, will comply as to form in all material respects with the applicable requirements of the Exchange Act.

(b)                       The Schedule TO amendments and the amended Offer Documents, at the time of filing, at the time of any distribution or dissemination thereof and at the time of the consummation of the Offer, will not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading.

(c)                        The information with respect to Parent or any of its Subsidiaries that Parent or Purchaser furnishes, or causes to be furnished, to the Company in writing specifically for use in the Schedule 14D-9 or other disclosure document filed by the Company with the SEC will not, in the case of any Schedule 14D-9 or other disclosure document filed by the Company with the SEC, at the time of the filing of such 14D-9 or other document or any supplement or amendment thereto, at the time of any distribution or dissemination thereof and at the time of the consummation of the Offer, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading.

(d)                       The representations and warranties contained in this Section 5.10 do not apply to statements or omissions in the Schedule TO or the Offer Documents based upon information furnished or caused to be furnished to Parent or Purchaser in writing by the Company specifically for use therein.

Section 5.11                             Brokers.  No broker, investment banker, financial advisor or other Person, other than J.P. Morgan Securities LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the Merger and the other transactions contemplated hereby based upon arrangements made by or on behalf of Parent.

Section 5.12                             No Other Representations and Warranties.  Except for the representations and warranties made by Parent and Purchaser in this Article V, neither Parent, Purchaser nor any other Person makes any express or implied representation or warranty with respect to Parent, Purchaser or any of their respective Subsidiaries or their respective businesses, assets, operations, liabilities, condition (financial or otherwise) or prospects, and each of Parent and Purchaser hereby disclaims any such other representations or warranties. In particular, without limiting the foregoing disclaimer, except for the representations and warranties made by Parent and Purchaser in this Article V, neither Parent, Purchaser nor any other Person makes or has made any representation or warranty to the Company or any of its Representatives, with respect to (i) any financial projection, forecast, estimate, budget or prospective information relating to the Parent, any of its Subsidiaries or their respective businesses or operations or

(ii) any oral or written information furnished or made available to the Company or any of their Representatives in the course of their due diligence investigation of Parent, the negotiation of this Agreement or the consummation of the Merger and the other transactions contemplated hereby, including the accuracy, completeness or currency thereof, and neither Parent, Purchaser nor any other Person will have any liability to the Company or any other Person in respect of such information, including any subsequent use of such information, except in the case of fraud. Notwithstanding anything contained in this Agreement to the contrary, each of Parent and Purchaser acknowledges and agrees that neither the Company nor any other Person has made or is making any representations or warranties whatsoever, express or implied, beyond those expressly made by the Company in Article IV, including any implied representation or warranty as to the accuracy or completeness of any information regarding the Company furnished or made available to Parent or Purchaser or any of their respective Representatives.

ARTICLE VI

COVENANTS

Section 6.1                                    Conduct of Business Pending the Merger.

(a)                       From the date of this Agreement until the earliest of (i) such time as designees of Parent first constitute at least a majority of the Company Board pursuant to Section 1.3(a), (ii) the Effective Time and (iii) the date of any termination of this Agreement pursuant to Section 8.1, except as otherwise consented to by Parent in writing (such consent not to be unreasonably withheld, conditioned or delayed), and except as otherwise expressly contemplated, required or permitted by this Agreement, (A) the Company shall, and shall cause each of its Subsidiaries to, conduct business only in, and the Company and any of its Subsidiaries shall not take any action except in, the ordinary course of business consistent with past practice, including purchasing inventory consistent with past practice and (B) the Company shall use its commercially reasonable efforts consistent with the foregoing to (1) preserve intact its and each of its Subsidiaries’ business organizations, (2) preserve its and each of its Subsidiaries’ assets and properties, (3) keep available the services of its and each of its Subsidiaries’ current officers and employees and (4) preserve, in all material respects, the current relationships of the Company and each of its Subsidiaries with their respective customers, suppliers, licensors, licensees, distributors and other Persons with which the Company and its Subsidiaries has business dealings.

(b)                       Without limiting the generality of the foregoing, except as set forth in Section 6.1(b) of the Company Disclosure Letter or as otherwise explicitly required by this Agreement, applicable Law or with the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed, other than with respect to clauses (i), (iii), (iv), (v), (vi), (vii), (viii), (ix) and, solely with respect to acquisitions of any business, (x); provided that Parent may deny consent for the Company or its Subsidiaries to exceed any specified dollar threshold in this Section 6.1(b) in its sole discretion) at all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier of (i) the Effective Time and (ii) the date of any termination of this Agreement pursuant to Section 8.1, the Company shall not do any of the following and shall not permit its Subsidiaries to do any of the following:

(i)                         amend, or propose to adopt any amendments to, its certificate of incorporation or bylaws or comparable organizational documents;

(ii)                      make any amendment or qualification to, or waiver of, the Rights Agreement;

(iii)                   authorize for issuance, issue, sell, deliver or agree or commit to issue, sell or deliver (whether through the issuance or granting of options, warrants, commitments, subscriptions, rights to purchase or otherwise) any securities in respect of, in lieu of or in substitution for shares of its capital stock, except in respect of Equity Awards outstanding as of the date hereof, or grant or accelerate the exercisability or vesting of any share of restricted stock, restricted stock unit, stock option or other right to acquire any shares of its capital stock, except as set forth in Section 6.1(b)(iii) of the Company Disclosure Letter;

(iv)                  acquire or redeem, directly or indirectly, or amend any securities in respect of, in lieu of or in substitution for shares of its capital stock, except to the extent that such acquisition or redemption is pursuant to the terms of any Company Stock Plan (as then in effect) or any agreement subject to any such Company Stock Plan;

(v)                     other than dividends or distributions made by any direct or indirect wholly-owned Subsidiary of the Company to the Company or one of its Subsidiaries, set any record or payment dates for the payment of any dividends or distributions on capital stock, split, combine or reclassify any shares of capital stock, declare, set aside or pay any dividend or other distribution (whether in cash, shares or property or any combination thereof) in respect of any shares of capital stock, or make any other actual, constructive or deemed distribution in respect of the shares of capital stock;

(vi)                  propose or adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company or any of its Subsidiaries;

(vii)               other than in the ordinary course of business consistent with past practice, (i) incur indebtedness for borrowed money or issue any debt securities, except for loans or advances to or from Subsidiaries, or assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other Person except with respect to obligations of Subsidiaries of the Company, (ii) make any loans or advances to employees of the Company or any of its Subsidiaries, (iii) acquire, or make any capital contributions to or investments in any other Person (other than direct or indirect wholly-owned Subsidiaries of the Company), by purchase or other acquisition of stock or other equity interests (other than in a fiduciary capacity in the ordinary course of business consistent with past practice), whether by merger, consolidation, asset purchase or other business combination, or by formation of any joint venture or other business organization or by contributions to capital; or (iv) mortgage or pledge any of its or its Subsidiaries assets, tangible or intangible, or create or suffer to exist any material Lien (other than Permitted Liens) thereupon;

(viii)            (A) grant or enter into any agreement to effect any increase or decrease in the compensation or benefits payable or that may become payable to any current or former employee, consultant or director of the Company or any of its Subsidiaries (except for promotion-related increases of base salary in the ordinary course of business consistent with past practice) or pay any bonus or special remuneration (whether in cash, equity or otherwise) to any employee, consultant, independent contractor or director (other than cash bonuses made or payable in the ordinary course of business consistent with past practice), (B) establish, adopt, enter into, amend or terminate any Company Benefit Plan (or any benefit plan, agreement, program, policy, commitment or other arrangement that would be a Company Benefit Plan if it were in existence as of the date of this Agreement), except as contemplated by this Agreement or to the extent required by applicable Law or the terms of a collective bargaining agreement, (C) grant, increase or enter into any agreement which provides for, change-in-control, severance or retention pay, or equity or equity-based compensation, in each case with respect to any current or former employees, directors or consultants of the Company or any Subsidiary, (D) except as specifically provided herein, take any affirmative action to accelerate or otherwise accelerate the vesting of any outstanding awards of equity or equity-based compensation, (E) other than to fill a vacancy in the ordinary course of business consistent with past practice, hire or promise to hire any employee with a title of Divisional Vice President or above, (F) other than to fill a vacancy in the ordinary course of business consistent with past practice, hire or promise to hire any employee with a title below Divisional Vice President who has or is expected to have an aggregate annual compensation in excess of $150,000; (G) other than in the ordinary course of business consistent with past practice, terminate without “cause” any employee, director or consultant of the Company with compensation in excess of $150,000 or any employee with a title of Divisional Vice President or above, (H) implement any facility closings or employee layoffs that do not comply with WARN, (I) adopt, enter into, amend, terminate or extent any collective bargaining agreement (or enter into negotiations to do any of the foregoing);

(ix)                  make, forgive or discharge, in whole or in part, any loans or advances to any current or former employees, officers, directors or consultants of the Company or any of its Subsidiaries, or any of their respective Affiliates;

(x)                     acquire, lease or sublease any material assets or properties (including any real property) except for (A) transactions required pursuant to Contracts as in effect as of the date hereof or (B) transactions in the ordinary course of business consistent with past practice (including entering into new leases, lease terminations, assignments, amendments and renewals to the extent on fair market terms and consistent with decisions the Company would have made in the absence of the existence of this Agreement);

(xi)                  except as may be required as a result of a change in applicable Laws or in GAAP, make any change in any of the accounting principles or practices used by it;

(xii)               (i) make or change any Tax election that, individually or in the aggregate, would be reasonably expected to adversely affect in any material respect the Tax liability of the Company or any of its Subsidiaries, (ii) change any material Tax accounting method, (iii) settle or compromise any material U.S. federal, state, local or non-U.S. Tax liability or (iv) consent to any extension or waiver of any limitation period with respect to any claim or assessment for material Taxes;

(xiii)            other than in the ordinary course of business consistent with past practice, (i) enter into, renew, extend or terminate (other than the termination or expiration of a Material Contract pursuant to its terms as in effect as of the date hereof) any Material Contract (or any Contract that would have been a Material Contract if it had been in effect on the date hereof) or (ii) make any material amendment or change in any such Material Contract;

(xiv)           except for the Litigation referred to in Section 6.6, settle or compromise any pending or threatened Litigation or pay, discharge or satisfy or agree to pay, discharge or satisfy any claim, liability or obligation absolute or accrued, asserted or unasserted, contingent or otherwise, other than the settlement, compromise, payment, discharge or satisfaction of Litigation, claims and other liabilities that (i) are reflected or reserved against in full in the Company Financial Statements or incurred since the date of the most recent Company Financial Statement in the ordinary course of business consistent with past practice, (ii) are covered by existing insurance policies, or (iii) otherwise do not involve the payment of money in excess of $1,000,000 in the aggregate, in each case where the settlement, compromise, discharge or satisfaction of which does not include any obligation (other than the payment of money not in excess of $1,000,000 in the aggregate above the amounts reflected or reserved in the Company Financial Statement in respect of such Litigation) to be performed by the Company or its Subsidiaries following the Effective Time; or

(xv)              enter into a Contract to do any of the foregoing or make any formal or informal arrangement or understanding, whether or not binding, with respect to any of the foregoing.

(c)                        Except as approved by the Company in writing, neither Parent nor any of its Subsidiaries shall, directly or indirectly, acquire or agree to acquire (whether by merger, consolidation, stock or asset purchase, tender or exchange offer, recapitalization, reorganization or any other form of transaction) any other Person if and to the extent that such transaction would reasonably be expected to (a) impair the ability of the parties hereto to consummate the Merger, or (b) delay the consummation of the Merger in any material respect.

(d)                       The Company shall reasonably cooperate with Parent in connection with soliciting and negotiating consents, waivers and desired lease amendments from landlords and lessors with respect to any Company Lease in connection with the transactions contemplated by this Agreement.

Section 6.2                                    Access to Information; Confidentiality.

(a)                       Subject to the confidentiality agreement between Parent and the Company, dated March 1, 2014 (the “Confidentiality Agreement”) and applicable Law, the Company shall afford to Parent and its officers, employees, accountants, counsel, financial advisors and other Representatives (including the Financing Parties), reasonable access at all reasonable times on reasonable notice during the period between the date of this Agreement and the earlier of the Effective Time and the termination of this Agreement in accordance with Section 8.1 to all of its properties, books, contracts, commitments, personnel and records (provided, that such access shall not unreasonably interfere with the business or operations of the Company) and, during such period, the Company shall furnish promptly to Parent (a) a copy of each report, schedule, registration statement and other document filed by it during such period pursuant to the requirements of federal or state securities Laws, and (b) all other information concerning its and its Subsidiaries’ business, properties, litigation matters and personnel as Parent may reasonably request; provided, that nothing in this Section 6.2 shall require the Company to provide any access, or to disclose any information, if permitting such access or disclosing such information would (x) violate applicable Law, (y) violate any of its obligations with respect to confidentiality owing to a Third Party (provided, that the Company shall, upon the request of Parent, use its reasonable best efforts to obtain the required consent of any third party to such access or disclosure), or (z) result in the loss of attorney-client privilege (provided, that the Company shall use its reasonable best efforts to allow for such access or disclosure in a manner that does not result in a loss of attorney-client privilege); and provided further, that Parent shall have no right and the Company shall not be obligated to provide any access for purposes of conducting any investigations relating to environmental matters that would intrude upon, in or under, or interfere with, any operations or properties of the Company or its Subsidiaries without the Company’s prior written consent.  No review pursuant to this Section 6.2 shall affect or be deemed to modify any representation or warranty contained herein, the covenants or agreements of the parties hereto or the conditions to the obligations of the parties hereto under this Agreement.  All information provided pursuant to this Section 6.2 shall be subject to the terms of the Confidentiality Agreement.  Without limiting the generality of this Section 6.2, from the date of this Agreement until the Effective Time, the Company will furnish to Parent promptly after becoming available (to the extent such items become available in the ordinary course of business), (i) monthly financial statements, including an unaudited balance sheet, income statement and statement of cash flows for each month through the Closing Date, as it may prepare for management’s internal use, (ii) any update of its outlook for the quarter or the balance of the fiscal year as it may prepare for management’s internal use and (iii) monthly same store results.

(b)                       Each of Parent and Purchaser agrees that it will not, and will cause its Representatives not to, prior to the Effective Time, use any information obtained pursuant to this Section 6.2 for any competitive or other purpose unrelated to the consummation of the Offer and the Merger. The Confidentiality Agreement shall apply with respect to information furnished under this Section 6.2 by the Company, its Subsidiaries and their Representatives.  Prior to the Closing, each of Parent and Purchaser shall not, and shall cause their respective Representatives not to, knowingly contact or otherwise communicate with the employees (other than senior executives), customers, suppliers, distributors, labor unions, landlords, lessors, banks or other lenders of the Company and its Subsidiaries, or, except as required pursuant to Section 6.4, any Governmental Entity, regarding, other than in the ordinary course of business, the business of the Company, this Agreement, the Offer or the Merger without the prior written consent of the Company, which consent shall not be unreasonably withheld, conditioned or delayed; provided that, notwithstanding the foregoing, Parent, Purchaser and their respective Representatives may maintain routine contacts concerning ongoing and prospective ordinary course of business conduct of Parent or the Purchaser and may make incidental communications relating to the transactions contemplated hereby in the course of such contacts, and provided further that the foregoing shall not restrict Parent, Purchaser or their respective Representatives from contacting or communicating with any landlords or lessor of the Company with respect to any consent, solicitation, waiver or amendment with respect to any Company Lease in connection with the transactions contemplated by this Agreement, provided that no such contact or communication may be initiated by Parent, Purchaser or any of their respective Representatives with any landlord or lessor of the Company unless such Person provides the Company with reasonable prior notice of each such contact or communication and provides the Company a reasonable opportunity to participate in each such contact or communication.

Section 6.3                                    Notification of Certain Matters.  From after the date hereof and until the earlier to occur of the Closing Date or the termination of this Agreement, Parent shall give prompt notice to the Company and the Company shall give prompt notice to Parent, as the case may be, of the occurrence, or failure to occur, of any event, which occurrence or failure to occur is reasonably likely to cause (a)(i) any representation or warranty of such party contained in this Agreement that is qualified as to “materiality”, “Company Material Adverse Effect” or “Parent Material Adverse Effect” to be untrue or inaccurate in any respect or (ii) any other representation or warranty of such party contained in this Agreement to be untrue or inaccurate in any material respect, in each case at any time from and after the date of this Agreement until the Offer Closing or (b) any material failure of Parent and Purchaser or the Company, as the case may be, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it under this Agreement.  In addition, from after the date hereof and until the earlier to occur of the Closing Date or the termination of this Agreement, Parent shall give prompt notice to the Company and the Company shall give prompt notice to Parent, as the case may be, of any change or event having, or which is reasonably likely to have, a Company Material Adverse Effect or Parent Material Adverse Effect, as the case may be, or which would be reasonably likely to result in the failure of the Offer Conditions or any of the conditions set forth in Section 7.1 to be satisfied.  Notwithstanding the above, the delivery of any notice pursuant to this Section 6.3 will not limit or otherwise affect the representations, warranties, covenants or agreements of the parties, the remedies available hereunder to the party receiving such notice or the conditions to such party’s obligation to consummate the Offer or the Merger.  This Section 6.3 shall not constitute a covenant, agreement or obligation of the Company or Parent or the Purchaser, as the case may be, for purposes of Section 8.1(c)(i), Section 8.1(d)(i) or clause (v) of Exhibit A, as the case may be.

Section 6.4                                    Approvals.

(a)                       On the terms and subject to conditions of this Agreement, each of the parties hereto shall cooperate with the other parties and use (and shall cause their respective Subsidiaries and Representatives to use) their respective best efforts to promptly (i) take, or cause to be taken, all actions, and do, or cause to be done, all things, necessary, proper or advisable to cause the conditions set forth in Section 7.1 and the Offer Conditions to be satisfied as promptly as practicable and to consummate and make effective, in the most expeditious manner practicable, the Offer and the Merger, including preparing and filing promptly and fully all documentation to effect all necessary filings, notices, petitions, statements, registrations, submissions of information, applications and other documents (including any required or recommended filings under applicable Antitrust Laws), and (ii) obtain all approvals, consents, waivers, registrations, permits, authorizations and other confirmations from any Governmental Entity or third party necessary, proper or advisable to consummate the Merger.

(b)                       In furtherance and not in limitation of the foregoing, each party hereto agrees to supply as promptly as practicable any additional information and documentary material that may be requested pursuant to the HSR Act and to take, or cause to be taken, all other actions consistent with this Section 6.4 necessary to cause the expiration or termination of the applicable waiting periods under the HSR Act (including any extensions thereof) as soon as practicable.

(c)                        Each of the parties hereto shall use its best efforts to (i) cooperate in all respects with each other in connection with any filing or submission with a Governmental Entity in connection with the Offer, the Merger and the other transactions contemplated hereby and in connection with any investigation or other inquiry by or before a Governmental Entity relating to the Offer or the Merger, including any proceeding initiated by a private party, and (ii) keep the other party informed in all material respects and on a reasonably timely basis of any material communication received by such party from, or given by such party to, the Federal Trade Commission, the Antitrust Division of the Department of Justice or any other Governmental Entity and of any material communication received or given in connection with any proceeding by a private party, in each case regarding the Offer, the Merger and the other transactions contemplated hereby. Subject to applicable Laws relating to the exchange of information, each party hereto shall consult and cooperate with the other parties and will consider in good faith the views of the other parties in connection with any analysis, appearance, presentation, memorandum, brief, argument, opinion or proposal made or submitted in connection with any such request, inquiry, investigation, action or other legal proceeding. In addition, except as may be prohibited by any Governmental Entity or by Law, in connection with any such request, inquiry, investigation, action or other legal proceeding, each party hereto shall permit authorized Representatives of the other parties (x) to participate at or in each substantive meeting, conference or telephone call with a representative of a Governmental Entity relating to such request, inquiry, investigation, action or other legal proceeding and (y) to have reasonable access to and be consulted in connection with any material document (other than documents submitted in response to the “Second Request” issued by the FTC), opinion or proposal made or submitted to any Governmental Entity in connection with any such request, inquiry, investigation, action or other legal proceeding.

(d)                       In furtherance and not in limitation of the covenants of the parties contained in this Section 6.4, and subject to Section 6.4(e) below, Parent and Purchaser shall use best efforts to ensure that prior to the Offer Closing Date (i) no requirement for consent or approval of the Federal Trade Commission, the Antitrust Division of the Department of Justice or any other Governmental Entity with respect to any Antitrust Laws, (ii) no decree, judgment, injunction, temporary restraining order or any other order in any suit or proceeding with respect to any Antitrust Laws, and (iii) no other matter relating to any Antitrust Laws would preclude consummation of the Offer and the Merger by the Outside Date.  Each of Parent and Purchaser and the Company shall, and shall cause each of their respective Subsidiaries to, vigorously litigate any suit or proceeding challenging the Offer, the Merger or the other transactions contemplated hereby which would otherwise have the effect of preventing, delaying or restricting the consummation of the Offer, the Merger or the other transactions contemplated hereby.  Notwithstanding anything in this Agreement to the contrary, Parent and Purchaser shall, on behalf of the parties, control and lead all communications and strategy relating to any litigation or to obtaining all approvals, consents, waivers, registrations, permits, authorizations and other confirmations from any Governmental Entity or third party necessary, proper or advisable to consummate the Merger; provided, however, that Parent shall consult in advance with the Company and in good faith take the Company’s views into account regarding the overall strategic direction of any such litigation or approval process, as applicable, and consult with the Company prior to taking any material substantive positions, making dispositive motions or other material substantive filings or submissions or entering into any negotiations concerning such litigation or approvals, as applicable.

(e)                        Notwithstanding the foregoing or any other provision of this Agreement to the contrary, in no event shall Parent or Purchaser be obligated to, and the Company and its Subsidiaries shall not without the prior written consent of Parent, agree or proffer to (i) divest or hold separate, or enter into any licensing, business restriction or similar arrangement with respect to assets (whether tangible or intangible) or any portion of any business of Parent, Purchaser, the Company or any of their respective Subsidiaries, (ii) alter, modify, amend, enter into, terminate, suspend or waive any, or any right under any, contract, lease, sublease, agreement, or other business arrangement, or (iii) otherwise take any action that in any way limits the freedom of action with respect to, interferes with the operations of, or affects Parent’s, Purchaser’s, the Company’s or their respective Subsidiaries’ ability to retain any of the businesses, product lines, contracts, agreements, business arrangements or assets of Parent, Purchaser, the Company or any of their Subsidiaries, in each case of (i), (ii) or (iii), which would result in an aggregate economic effect that would have, or would reasonably be likely to have, a material adverse effect on the business or operations of Parent and its Subsidiaries, including the Surviving Corporation and its Subsidiaries, taken as a whole after the Effective Time (assuming Parent and its Subsidiaries, including the Surviving Corporation and its Subsidiaries, taken as a whole, are the size of the Company and its Subsidiaries, taken as a whole).  Notwithstanding the foregoing, the Company’s and its Subsidiaries’ obligation to obtain the prior written consent of Parent pursuant to this Section 6.4(e) shall be limited to matters necessary to ensure that prior to the Offer Closing Date (i) no requirement for consent or approval of the Federal Trade Commission, the Antitrust Division of the Department of Justice or any other Governmental Entity with respect to any Antitrust Laws, (ii) no decree, judgment, injunction, temporary restraining order or any other order in any suit or proceeding with respect to any Antitrust Laws, and (iii) no other matter relating to any Antitrust Laws would preclude consummation of the Offer and the Merger by the Outside Date.  Notwithstanding the foregoing or any other provision of this Agreement to the contrary, to the extent Parent consents to itself or the Company or any of their Subsidiaries taking any of the foregoing actions described in this Section 6.4(e), each of Parent, Purchaser, the Company and their respective Subsidiaries shall not be required to take or not to take, or agree to take or not to take, any such actions unless such obligations are conditioned on, and are not effective until, the Closing.

Section 6.5                                    No Solicitation.

(a)                       The Company agrees that, from the date hereof until the earlier of the Effective Time or the date of termination of this Agreement, it shall not, and shall cause its Subsidiaries and its and its Subsidiaries’ Affiliates and Representatives not to, directly or indirectly, (i) solicit, initiate, knowingly encourage or knowingly facilitate, or furnish or disclose non-public information in furtherance of, any inquiries or the making of any proposal or offer which constitutes, or may reasonably be expected to lead to, any proposal or offer with respect to any Alternative Transaction (other than with respect to Parent, Purchaser or their respective Representatives) or agree to or endorse any Alternative Transaction, (ii) enter into, negotiate, participate in or engage in discussions with any Person (other than Parent, Purchaser or their respective Representatives) with respect to any Alternative Transaction or any inquiry with respect thereto, (iii) enter into any agreement to (x) consummate any Alternative Transaction, (y) approve or endorse any Alternative Transaction or (z) in connection with any Alternative Transaction, require it to abandon, terminate or fail to consummate the Merger, (iv) grant any waiver, amendment or release under the Rights Agreement, or (v) agree to resolve to take, or take any of the actions prohibited by clause (i), (ii), (iii) or (iv) of this sentence; provided that the Company and its Representatives may contact any Person making such proposal and its Representatives to ascertain facts or clarify terms and conditions for the sole purpose of the Company Board informing itself about such proposal and the Person that made it, and the Company may furnish information to, and negotiate or engage in discussions with, any party who delivers a bona fide written proposal for an Alternative Transaction which was made and not solicited, initiated, knowingly encouraged or knowingly facilitated by the Company or its Representatives after the date hereof, if and so long as, in each case, the Company Board reasonably determines in good faith after consultation with its outside counsel that the failure to provide such information or engage in such negotiations or discussions is reasonably likely to be inconsistent with its fiduciary duties to the stockholders of the Company under applicable Law and reasonably determines in good faith that such proposal is, or is reasonably likely to lead to a Superior Proposal.  The Company shall notify Parent promptly (but in any event within 24 hours after receipt thereof) of any such inquiries, proposals or offers received by, or any such discussions or negotiations sought to be initiated or continued with, the Company or any of its Representatives, indicating the name of such Person, the material terms and conditions of any such inquiry, proposal or offer and providing to Parent a copy of any written documentation material to understanding such proposal or offer that is received by the Company from such Person (or from any Representative of such Person).  Prior to providing any information or data to, or entering into any negotiations or discussions with, any Person, or making any such recommendation, in connection with a proposal or offer for an Alternative Transaction, the Company shall receive from such Person an executed confidentiality agreement containing terms and provisions at least as restrictive to such Person as those contained in the Confidentiality Agreement (it being understood, however, that such confidentiality agreement need not contain any obligation precluding discussions or negotiations relating to the proposal or offer from such Person and shall not contain any provision that requires exclusive negotiations with such

Person).  The Company agrees that it will keep Parent informed, on a prompt basis, of the status and material terms of any such proposals or offers (including any amendments or proposed amendments) and the status of any material details in respect of any such discussions or negotiations and that it, in any event, will deliver to Parent within 24 hours after receipt thereof a summary of any material changes to any such proposals or offers and a copy of any written documentation material that is received by the Company from such Person (or from any Representative of such Person) and will concurrently provide to Parent all nonpublic information being furnished to such Person that was not previously provided to Parent.  On the date hereof, the Company agrees that it will immediately cease and cause to be terminated any existing activities, discussions or negotiations with any Third Parties conducted prior to the date hereof with respect to any Alternative Transaction.  The Company shall promptly inform its Representatives and advisors of the Company’s obligations under this Section 6.5.  Any breach of this Section 6.5 by any Representative of the Company or its Subsidiaries shall be deemed to be a breach of this Section 6.5 by the Company.  Notwithstanding anything to the contrary contained herein, the Company shall be permitted to terminate, amend, modify, waive or fail to enforce any provision of any confidentiality agreement to which it is a party if the Company Board determines in good faith, after consultation with its outside legal counsel, that the failure to take such action is reasonably likely to be inconsistent with its fiduciary duties to the stockholders of the Company under applicable Law.

(b)                       Subject to this Section 6.5, the Company Board shall declare that this Agreement, the Offer, the Merger and the other transactions contemplated hereby are advisable and in the best interests of the Company and the stockholders of the Company and recommend that the stockholders of the Company accept the Offer and tender their Shares pursuant to the Offer (the “Company Recommendation”) and subject to this Section 6.5, include in the Schedule 14D-9 such Company Recommendation. Notwithstanding any other provision of this Agreement, but subject to compliance with this Section 6.5, prior to the Offer Closing Date, the Company Board may, in response to any proposal or offer for an Alternative Transaction, (i) withhold, withdraw, amend or modify (or publicly propose to or publicly state that it intends to withhold, withdraw, amend or modify) in any manner adverse to Parent the Company Recommendation (it being understood that publicly taking a neutral position or no position with respect to the Alternative Transaction shall be considered a modification to the Company Recommendation in a manner adverse to Parent), (ii) fail to include the Company Recommendation in the Schedule 14D-9 or (iii) approve, adopt or recommend, or publicly propose to approve, adopt or recommend, any proposal or offer for an Alternative Transaction (any action in clauses (i), (ii) or (iii) above, a “Change in Company Recommendation”), and subject to compliance with this Section 6.5(b) and Section 8.1(c)(ii), terminate this Agreement in order to enter into a binding agreement providing for a Superior Proposal, in each case referred to in the foregoing clauses (i) through (iii) if: (A) the Company Board reasonably determines in good faith after consultation with its outside financial advisors and outside counsel that such proposal or offer for an Alternative Transaction constitutes a Superior Proposal, (B) the Company Board reasonably determines in good faith after consultation with its outside counsel that the failure to take such action is reasonably likely to be inconsistent with its fiduciary duties to the stockholders of the Company under applicable Law, (C) the Company Board, before effecting a Change in Company Recommendation or terminating this Agreement as provided above, gives Parent four Business Days’ prior written notice of its intention to do so (it being agreed that neither the delivery of such notice by the Company nor any public announcement thereof that the Company determines it is required to make under applicable Law shall constitute a Change in Company Recommendation unless and until the Company shall have failed at or prior to the end of the period referred to in clause (D) (and, upon the occurrence of such failure, such notice and such public announcement shall constitute a Change in Company Recommendation) to publicly announce that it (I) is recommending this Agreement and (II) has determined that such other Alternative Transaction (taking into account in (I) any modifications or adjustments made to this Agreement to which Parent has agreed in writing and in (II) any modifications or adjustments made to such other Alternative Transaction) is not a Superior Proposal and has publicly rejected such Alternative Transaction), (D) during such four Business Day period (or such shorter period as specified below), the Company, if requested by Parent, shall have promptly engaged in good faith negotiations with Parent (including by making its officers and its financial and legal advisors reasonably available to negotiate) regarding any amendments to this Agreement proposed in writing by Parent in response to such Superior Proposal and (E) at the end of the period described in the foregoing clause (D), the Company Board concludes in good faith, after consultation with its outside legal counsel and financial advisors (and taking into account any adjustment or modification of the terms of this Agreement to which Parent has agreed in writing), that such proposal continues to be a Superior Proposal and that the failure to make a Change in Company Recommendation or the failure to terminate this Agreement would be reasonably likely to be inconsistent with its fiduciary duties to the stockholders of the Company under applicable Law. The parties agree that nothing in this Section 6.5(b) shall in any way limit or otherwise affect Parent’s right to terminate this Agreement pursuant to Section 8.1(d) at such time as the requirements of such subsection have been met.

(c)                        Nothing contained in this Agreement shall prohibit the Company from (i) taking and disclosing to its stockholders a position contemplated by Rule 14d-9 or Rule 14e-2(a) promulgated under the Exchange Act (including any “stop, look and listen” communication to the stockholders of the Company) or (ii) making any required disclosure to the stockholders of the Company if, in the good faith judgment of the Company Board (after receiving the advice of its outside counsel), failure to make such disclosure is reasonably likely to be inconsistent with the fiduciary duties of the Company Board to the stockholders of the Company under applicable Law or (iii) informing any Person of the existence of the provisions contained in this Section 6.5; provided however, that (x) this Section 6.5(c) shall not be deemed to permit the Company Board to make a Change in Company Recommendation, except as provided in Sections 6.5(b) and Section 6.5(d) and (y) any such position or disclosure in connection with a tender offer or exchange offer, other than a recommendation against such offer or a customary “stop, look and listen” communication of the type contemplated by Rule 14d-9(f) under the Exchange Act, in each case that includes reaffirmation of the Company Recommendation and a reaffirmation of the approval by the Company Board of this Agreement, the Offer, the Merger and the other transactions contemplated hereby shall be deemed to be a Change in Company Recommendation.

(d)                       Nothing in this Agreement shall prohibit or restrict the Company Board, in response to a Company Intervening Event, from prior to the Offer Closing Date, effecting a Change in Company Recommendation if the Company Board concludes in good faith, after consultation with its outside legal counsel, that the failure to take such action is reasonably likely to be inconsistent with its fiduciary duties to the stockholders of the Company under applicable Law, provided that (x) the Company shall (A) promptly notify Parent in writing of its intention to take such action, which notice includes a description in reasonable detail of the nature of such Company Intervening Event prompting the Change in Company Recommendation (it being understood that such notice shall not be deemed to be or constitute a Change in Company Recommendation) and (B) negotiate in good faith with Parent for four Business Days following such notice regarding revisions to the terms of this Agreement proposed by Parent in writing in response to such Company Intervening Event, and (y) the Company Board shall not effect any Change in Company Recommendation unless, after the four Business Day period described in the foregoing clause (B), the Company Board concludes in good faith, after consultation with its outside legal counsel, that the failure to take such action is reasonably likely to be inconsistent with its fiduciary duties to the stockholders of the Company under applicable Law.

Section 6.6                                    Stockholder Litigation.  The Company shall promptly advise Parent orally and in writing of any stockholder litigation against the Company or its directors relating to this Agreement, the Offer, the Merger or the transactions contemplated hereby and shall keep Parent fully informed regarding any such stockholder litigation. The Company shall give Parent the opportunity to consult with the Company regarding the defense or settlement of any such stockholder litigation, shall give due consideration to Parent’s advice with respect to such stockholder litigation and shall not settle any such litigation prior to such consultation and consideration; provided, however that the Company shall not settle any such stockholder litigation if such settlement requires the payment of money damages (unless the payment of any such damages by the Company is reasonably expected by the Company, following consultation with outside counsel, to be fully covered (disregarding any deductible to be paid by the Company) under the Company’s existing director and officer insurance policies) without the written consent of Parent (such consent not to be unreasonably withheld).

Section 6.7                                    Indemnification; Director and Officer Insurance.

(a)                       Parent shall, and Parent shall cause the Surviving Corporation to, indemnify, defend and hold harmless, and provide advancement of expenses to, the present and former directors, officers and employees of the Company and its Subsidiaries (each such director, officer or employee an “Indemnified Person”), in each case to the fullest extent permitted by Law, including to the fullest extent authorized or permitted by any amendments to or replacements of the DGCL adopted after the date hereof that increase the extent to which a corporation may indemnify its officers and directors or any Indemnified Person, from and against any and all costs or expenses (including attorneys’ fees, expenses and disbursements), judgments, fines, losses, claims, damages, penalties, liabilities and amounts paid in settlement in connection with any actual or threatened claim, action, suit, proceeding or investigation, whether civil, criminal, administrative, regulatory or investigative, arising out of, relating to or in connection with any actions or omissions in their capacity as such occurring or alleged to occur at or prior to the Effective Time (including, throughout this Section 6.7, for acts or omissions occurring in connection with the approval of this Agreement, the performance of the Company’s obligations hereunder and the consummation of the transactions contemplated hereby or arising out of or pertaining to the Offer, the Merger and the other transactions contemplated hereby) whether asserted or claimed prior to, at or after the Effective Time.

(b)                       The Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, at no expense to the beneficiaries, purchase as of the Effective Time a tail endorsement to the current policies of directors’ and officers’ liability insurance maintained by the Company which tail endorsement shall be effective for a period from the Effective Time through and including the date six (6) years after the Closing Date (a “Reporting Tail Endorsement”) with respect to claims arising from facts or events that occurred at or prior to the Effective Time, and which Reporting Tail Endorsement shall contain coverage and amounts at least as favorable to the Indemnified Persons in the aggregate as the coverage currently provided by Company’s current directors’ and officers’ liability insurance policies; provided however, that in no event shall the Surviving Corporation be required to expend pursuant to this Section 6.7(b) more than an amount per year equal to 250% of current annual premiums paid by the Company for such insurance.  In the event that, but for the proviso in the immediately preceding sentence, the Surviving Corporation would be required to expend more than 250% of current annual premiums, the Surviving Corporation shall obtain the maximum amount of such insurance obtainable by payment of annual premiums equal to 250% of current annual premiums.  Such Reporting Tail Endorsement shall be placed through such broker(s) as may be specified by Parent and as is reasonably acceptable to the Company. Notwithstanding anything to the contrary in this Section 6.7(b), the Company shall be permitted at its sole and exclusive option to purchase the Reporting Tail Endorsement (in lieu of the Surviving Corporation) prior to the Effective Time; provided however, that in no event shall the Company be permitted to expend pursuant to this Section 6.7(b) more than an amount per year equal to 250% of current annual premiums paid by the Company for such insurance, provided that the Company may obtain the maximum amount of such insurance obtainable by payment of annual premiums equal to 250% of current annual premiums.

(c)                        The certificate of incorporation and bylaws of the Surviving Corporation shall include provisions for indemnification, advancement and reimbursement of expenses and exculpation of the Indemnified Persons no less favorable to the Indemnified Persons in the aggregate as set forth in the Company Organizational Documents in effect on the date hereof. Following the Effective Time, the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, maintain in effect the provisions in its certificate of incorporation and bylaws providing for indemnification, advancement and reimbursement of expenses and exculpation of Indemnified Persons, as applicable, with respect to the facts or circumstances occurring at or prior to the Effective Time, to the fullest extent permitted from time to time under applicable Law, which provisions shall not be amended except as required by applicable Law or except to make changes permitted by applicable Law that would enlarge the scope of the Indemnified Persons’ indemnification rights thereunder.

(d)                       From and after the Effective Time, Parent and the Surviving Corporation shall not, directly or indirectly, amend, modify, limit or terminate the indemnification, advancement and reimbursement of expenses and exculpation provisions of the agreements listed in Section 6.7(d) of the Company Disclosure Letter between the Company or any Subsidiary of the Company and any of the Indemnified Persons, or any such provisions contained in the Surviving Corporation certificate of incorporation or bylaws to the extent such provisions apply to Indemnified Persons.

(e)                        Any Indemnified Person wishing to claim indemnification under Section 6.7(a), upon learning of any such claim, action, suit, proceeding or investigation, shall notify Parent and the Surviving Corporation thereof, but the failure to so notify shall not relieve the Surviving Corporation of any liability it may have to such Indemnified Person to the extent such failure does not materially prejudice the indemnifying party. In the event of any such claim, action, suit, proceeding or investigation (whether arising before or after the Effective Time), Parent or the Surviving Corporation shall have the right to assume the defense thereof through counsel (i) with recognized competence and experience in connection with claims, actions, suits, proceedings or investigations of the type involved, and (ii) reasonably acceptable to the Indemnified Persons, and neither Parent nor the Surviving Corporation shall be liable to such Indemnified Persons for any legal expenses of other counsel or any other expense subsequently incurred by such Indemnified Persons in connection with the defense thereof, except that if Parent or the Surviving Corporation elects not to assume such defense or counsel or the Indemnified Persons advise that there are issues which raise conflicts of interest between Parent or the Surviving Corporation and the Indemnified Persons or between the Indemnified Persons, the Indemnified Persons may retain counsel satisfactory to them, and Parent shall, and shall cause the Surviving Corporation to, pay all reasonable fees and expenses of such counsel for the Indemnified Persons promptly as statements therefor are received; provided, however, pursuant to this Section 6.7(e), (x) the Indemnified Persons will cooperate in the defense of any such matter and (y) neither Parent nor the Surviving Corporation shall be liable for any settlement effected without its prior written consent, which consent shall not be unreasonably withheld, conditioned or delayed; and provided, further, that neither Parent nor the Surviving Corporation shall have any obligation hereunder to any Indemnified Person if and when a court of competent jurisdiction shall ultimately determine, and such determination shall have become final and non-appealable, that the indemnification of such Indemnified Person in the manner contemplated by Section 6.7(a) is prohibited by applicable Law and such Indemnified Person shall repay Parent and the Surviving Corporation for any expenses incurred by Parent and the Surviving Corporation in connection with the indemnification of such Indemnified Person pursuant to this Section 6.7 if it is ultimately determined by a court of competent jurisdiction, and such determination shall have become final and non-appealable, that such Indemnified Person did not meet the standard of conduct necessary for indemnification by Parent or the Surviving Corporation under any provision of this Section 6.7 (including pursuant to the Company Organizational Documents and any agreement listed on Section 6.7(d) of the Company Disclosure Letter to which such Indemnified Person is a party); and provided further that the repayment obligation referred to in the immediately preceding proviso shall only arise in the event the determination that such Indemnified Person did not meet the standard of conduct necessary for indemnification as set forth in such proviso is issued by the court of competent jurisdiction as part of its final and non-appealable determination with respect to the underlying claim for which such Indemnified Person is seeking indemnification under this Section 6.7, and, accordingly, such Indemnified Person shall have no obligation to repay Parent or the Surviving Corporation in the event such claim is settled by the relevant parties, nor shall Parent or the Surviving Corporation have any right to bring a claim separate from such underlying claim against any Indemnified Person for such repayment.

(f)                         Notwithstanding anything herein to the contrary, if any claim, action, suit, proceeding or investigation (whether arising before, at or after the Effective Time) is made against any Indemnified Persons on or prior to the sixth anniversary of the Effective Time, the provisions of this Section 6.7 shall continue in effect until the final and non-appealable disposition of such claim, action, suit, proceeding or investigation.

(g)                        The covenants contained in this Section 6.7 are intended to be for the irrevocable benefit of and to grant third-party rights to, and shall be enforceable by, each of the Indemnified Persons and their respective heirs and legal representatives and shall not be deemed exclusive of any other rights to which an Indemnified Person is entitled, whether pursuant to Law, Contract or otherwise and shall be binding on all successors and assigns of Parent and the Surviving Corporation. The obligations of Parent and the Surviving Corporation under this Section 6.7 shall not be terminated or modified in such a manner as to adversely affect any Indemnified Person unless the affected Indemnified Person shall have consented in writing to such termination or modification. It is expressly agreed that each Indemnified Person shall be a third-party beneficiary of this Section 6.7, and entitled to enforce the covenants contained in this Section 6.7. If any Indemnified Person makes any claim for indemnification or advancement of expenses under this Section 6.7 that is denied by Parent and/or the Surviving Corporation, and a court of competent jurisdiction determines that the Indemnified Person is entitled to such indemnification, then Parent or the Surviving Corporation shall pay such Indemnified Person’s costs and expenses, including legal fees and expenses, incurred in connection with pursuing such claim against Parent and/or the Surviving Corporation. The rights of the Indemnified Persons under this Section 6.7 shall be in addition to, and not in substitution for, any rights such Indemnified Persons may have under the Company Organizational Documents, the Subsidiary Organizational Documents or the certificate of incorporation and bylaws of the Surviving Corporation or under any applicable Contracts, insurance policies or Laws and Parent shall, and shall cause the Surviving Corporation to, honor and perform under all indemnification agreements set forth in Section 6.7 of the Company Disclosure Letter entered into by the Company or any of its Subsidiaries.

(h)                       In the event that Parent, the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, Parent shall, and shall cause the Surviving Corporation to, cause proper provision to be made prior to consummation of any transaction of the type described in clauses (i) and (ii) of this sentence so that the successors or assigns of Parent or the Surviving Corporation, as the case may be, shall succeed to the obligations set forth in this Section 6.7. Nothing in this Agreement is intended to, shall be construed to or shall release, waive or impair any rights to directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to the Company or any of its respective Subsidiaries for any of their respective directors, officers, employees or other Indemnified Person, it being understood and agreed that the indemnification provided for in this Section 6.7 is not prior to or in substitution for any such claims under such policies.

Section 6.8                                    Public Announcements.  The initial press release shall be a joint press release and thereafter, during the period between the date of this Agreement and the earlier of the Offer Closing and the termination of this Agreement in accordance with Section 8.1, the Company and Parent each shall obtain the prior consent of the other prior to issuing any press releases or making other public statements and communications with respect to the Offer, the

Merger and the other transactions contemplated hereby, except as may be required by Law or by obligations pursuant to any listing agreement with or rules of Nasdaq or the NYSE.  In addition to the foregoing, except to the extent disclosed in the Offer Documents or the Schedule 14D-9 in accordance with the provisions of this Agreement, neither Parent nor the Company shall issue any press release or otherwise make any public statement or disclosure concerning the other party or the other party’s business, financial condition or results of operations without the consent of the other party. Notwithstanding anything herein to the contrary, the restrictions set forth in this Section 6.8 shall not apply to any release or public statement made or proposed to be made (i) by the Company in accordance with Section 6.5 or (ii) in connection with any dispute between the parties regarding this Agreement, the Offer, the Merger or the other transactions contemplated hereby.

Section 6.9                                    Employees.

(a)                       During the one year period following the Effective Time, Parent shall, or shall cause the Surviving Corporation to, except as required by any applicable collective bargaining agreement in effect as of the Closing Date, provide to each employee of the Company and its Subsidiaries who is employed at the Effective Time and who remains employed with the Surviving Corporation or any Subsidiary of Parent following the Effective Time (“Company Employees”), for so long as the Company Employee remains so employed (i) base salary or hourly wage or commission rate and equity-based compensation (or cash incentive compensation of equivalent value) no less favorable than the base salary or hourly wage or commission rate and equity-based compensation that was provided to such Company Employee immediately prior to the Effective Time and (ii) employee benefits (excluding, for this purpose, any deferred compensation and post-termination health, medical or other welfare or life insurance benefits), that are substantially comparable in the aggregate to the employee benefits that were provided to the applicable Company Employee immediately prior to the Effective Time.

(b)                       Parent shall provide each Company Employee listed on Section 6.9(b) of the Company Disclosure Letter, whose employment is terminated by the Surviving Corporation without “cause” during the one-year period following the Effective Time, with severance payments that are no less favorable than the severance payments such Company Employee would have been entitled to with respect to such termination under the Severance Policy.

(c)                        Parent shall, or shall cause the Surviving Corporation or Parent’s or the Surviving Corporation’s Subsidiaries, as applicable, to, give Company Employees full credit for such Company Employees’ service with the Company and its Subsidiaries for purposes of eligibility, vesting (other than for purposes of future equity grants), and determination of the level of paid time off, vacation and sick leave benefits, under any benefit plans of Parent, the Surviving Corporation or any of their respective Subsidiaries in which the Company Employee participates to the same extent recognized by the Company immediately prior to the Effective Time; provided, however, that such service shall not be recognized for purposes of any sabbatical plan, policy or arrangement or to the extent that (i) such recognition would result in a duplication of benefits with respect to the same period of service or (ii) such service was not recognized under the corresponding Company Benefit Plan.

(d)                       Parent shall or shall cause the Surviving Corporation or Parent’s or the Surviving Corporation’s Subsidiaries, as applicable, to, (i) waive any preexisting condition limitations otherwise applicable to Company Employees and their eligible dependents under any plan of Parent or any Subsidiary of Parent that provides health benefits in which Company Employees are eligible to participate following the Closing, other than any limitations that were in effect with respect to such employees as of the Effective Time under the analogous Company Benefit Plan, (ii) honor any deductible, co-payment and out-of-pocket maximums incurred by the Company Employees and their eligible dependents under the health plans in which they participated immediately prior to the Effective Time during the portion of the calendar year prior to the Effective Time in satisfying any deductibles, co-payments or out-of-pocket maximums under the corresponding health plans of Parent, the Surviving Corporation or any of their respective Subsidiaries in which they participate after the Effective Time in the same plan year in which such deductibles, co-payments or out-of-pocket maximums were incurred and (iii) waive any waiting period limitation or evidence of insurability requirement that would otherwise be applicable to a Company Employee and his or her eligible dependents on or after the Effective Time, in each case to the extent such Company Employee or eligible dependent had satisfied any similar limitation or requirement under an analogous Company Benefit Plan prior to the Effective Time.

(e)                        From and after the Effective Time, Parent shall, and shall cause the Surviving Corporation to, honor and perform the obligations of the Company or any Subsidiary under each benefit plan, program, agreement or arrangement of the Company or any Subsidiary of the Company, including, without limitation, each employment, severance, termination, change in control, retention or other similar agreement to which the Company or a Subsidiary of the Company is a party.

(f)                         Immediately prior to the Closing, the Company may pay to each Company Employee who is participating in the Company Executive Management Incentive Plan or the 2010 Equity Incentive Plan with respect to the Company’s 2014 fiscal year, a pro-rated annual cash incentive bonus in respect of the Company’s 2014 fiscal year, based on the number of days which have elapsed during the Company’s 2014 fiscal year, determined based on maximum performance; provided that such Company Employee will not be entitled to any future payment with respect to the same period that would result in a duplication of benefits.

(g)                        The Company shall be entitled to establish a transaction retention plan providing for cash retention payments, which payments shall not exceed the aggregate maximum amount set forth in Section 6.9(g) of the Company Disclosure Letter and which shall provide that payments thereunder shall be payable on the earlier of (i) the ninetieth (90th) day (or such shorter period indicated in Section 6.9(g) of the Company Disclosure Letter for the individual specified therein) following the Offer Closing provided that such employee remains continuously employed by the Company and its Subsidiaries through the payment date and (ii) (A) except for employees who would be entitled to severance solely as a result of a voluntary termination of employment following the consummation of the transactions contemplated hereby, the termination of the applicable employee’s employment on a basis that would entitle such employee to severance under the Severance Policy or the employee’s employment agreement, as applicable or (B) for employees who would be entitled to severance solely as a result of a voluntary termination of employment following the consummation of the transactions contemplated hereby, upon a termination by the Surviving Corporation without “cause.”  The transaction retention payments contemplated by this Section 6.9(g) shall be allocated to the employees of the Company and its Subsidiaries identified, and in the amounts set forth, in Section 6.9(g) of the Company Disclosure Letter.  The transaction retention plan shall also, without limitation, contain the other provisions set forth in Section 6.9(g) of the Company Disclosure Letter.

(h)                       The Company shall be entitled to enter into the arrangements set forth on Section 6.9(h) of the Company Disclosure Letter prior to the Offer Closing.

(i)                           The terms and conditions of employment for Company Employees whose employment is subject to a collective bargaining agreement as of the Closing Date shall be in accordance with the terms and conditions of such collective bargaining agreement.

(j)                          Prior to making any material broad-based written or oral communications to the Company Employees pertaining to compensation or benefit matters that are affected by the transactions contemplated by this Agreement, the Company shall provide Parent with a copy of the intended communication, Parent shall have a reasonable period of time to review and comment on the communication, and the Company shall consider in good faith Parent’s comments on such communications.

(k)                       No provision of this Agreement shall (i) be treated as an amendment to any particular employee benefit or compensation plan, program, agreement, contract, policy or arrangement of Parent, the Company or any respective Subsidiary; (ii) limit the ability of Parent or any of its Affiliates (including, following the Effective Time, the Surviving Corporation and its Subsidiaries) to amend, modify or terminate in accordance with its terms any benefit or compensation plan, program, agreement, contract, policy or arrangement at any time assumed, established sponsored or maintained by any of them; or (iii) confer upon any Company Employee any right to continue in the employ or service of Parent, the Surviving Corporation or any Affiliate of Parent, or interfere with or restrict in any way the rights of Parent, the Surviving Corporation or any Affiliate of Parent, which rights are hereby expressly reserved, to discharge or terminate the services of any Company Employee at any time for any reason whatsoever, with or without cause, except to the extent expressly provided otherwise in a written agreement between Parent, the Surviving Corporation or any Affiliate of Parent and the Company Employee.  Notwithstanding anything to the contrary set forth in this Agreement, nothing in this Section 6.9 shall create any third party rights in any other Person, including any current or former director, officer, employee or other service provider of the Company or its Subsidiaries or any participant in any Company Benefit Plan or other employee benefit plan, agreement or other arrangement (or any beneficiaries or dependents thereof).

(l)                           Prior to the Closing Date, the Company shall update Parent on a reasonably current basis regarding any substantive negotiations or discussions with any labor union and the Company or any of its Subsidiaries in connection with active bargaining over the terms and conditions for any successor collective bargaining agreement and/or the extension or amendment of an existing collective bargaining agreement.

Section 6.10                             Rule 16b-3.  Prior to the Offer Closing, the Company shall use reasonable best efforts to cause any dispositions of Company Common Stock (including derivative securities with respect to Company Common Stock) resulting from the transactions contemplated hereby by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company to be exempt under Rule 16b-3 promulgated under the Exchange Act, such efforts to include all steps required be taken in accordance with the No-Action Letter dated January 12, 1999, issued by the SEC to Skadden, Arps, Slate, Meagher & Flom LLP.

Section 6.11                             State Takeover Laws.  If any state takeover Law becomes applicable to the Offer, the Merger or the other transactions contemplated hereby, the Company and the Company Board shall grant such approvals and take such actions as are necessary so that such transactions may be consummated as promptly as practicable on the terms contemplated hereby and otherwise act to eliminate or minimize the effects of such statute or regulation on such transactions.

Section 6.12                             Rule 14d-10 Matters.  Notwithstanding anything in this Agreement to the contrary, the Company will not, after the date hereof and prior to the Offer Closing, enter into, establish, amend or modify any plan, program, agreement or arrangement pursuant to which compensation is paid or payable, or pursuant to which benefits are provided, in each case to any former, current or future director, officer, employee, consultant, advisor or independent contractor of the Company (or any person who would have assumed such role or performed such duties but for a requirement to refrain from assuming such role or performing such duties in such plan, program, agreement or arrangement) unless, prior to such entry into, establishment, amendment or modification, the compensation committee (each member of which shall be an “independent director” in accordance with the requirements of Rule 14d-10(d)(2) under the Exchange Act at the time of any such action) shall have taken all such steps as may be necessary to (i) approve as an employment compensation arrangement each such plan, program, agreement or arrangement and (ii) satisfy the requirements of the non-exclusive safe harbor under Rule 14d-10(d)(2) under the Exchange Act with respect to such plan, program, agreement or arrangement.  The Company shall, prior to the Offer Closing, take such actions it determines to be reasonably necessary and appropriate to ratify, confirm and approve, in accordance with and for the purpose of Rule 14d-10 under the Exchange Act, compensation paid or payable to employees who also hold Company Common Stock.

Section 6.13                             Company Tender Offer.  Within one Business Day of the date of this Agreement, the Company will make appropriate filings with the SEC to withdraw the issuer tender offer for its Shares commenced by the Company on February 19, 2014.

Section 6.14                             [RESERVED].

Section 6.15                             No Control of Other Party’s Business.  Nothing contained in this Agreement shall give Parent, directly or indirectly, the right to control or direct the Company’s operations prior to the Offer Closing Date, and nothing contained in this Agreement shall give the Company, directly or indirectly, the right to control or direct Parent’s or its Subsidiaries’ operations prior to the Offer Closing Date. Prior to the Offer Closing Date, each of the Company and Parent shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.

Section 6.16                             Delisting.  Each of the parties agrees to cooperate with the others in taking, or causing to be taken, all actions necessary to delist the Company Common Stock from Nasdaq and terminate its registration under the Exchange Act; provided that such delisting and termination shall not be effective until after the Effective Time.

Section 6.17                             Financing.

(a)                       Parent shall, and shall cause its Affiliates to, take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary to consummate the Financing or any Substitute Financing as promptly as possible following the date hereof, including (i) complying with and maintaining in effect the Commitment Letter, (ii) negotiating and entering into definitive agreements with respect to the Financing, including the terms and conditions contained in the Commitment Letter so that such agreements are in effect no later than the Offer Closing, (iii) satisfying as soon as possible and on a timely basis all the conditions to the Financing and the definitive agreements related thereto, (iv) accepting to the fullest extent all “market flex” contemplated by the Commitment Letter (or any fee letter relating thereto), to the extent deemed necessary under the Commitment Letter and (v) enforcing its rights under the Commitment Letter in the event of a breach by the Financing Parties that could reasonably be expected to impede or delay the Offer Closing. In the event that all conditions to the Commitment Letter have been satisfied (other than the consummation of the Offer) or, upon funding shall be satisfied, Parent and its Affiliates shall use their reasonable best efforts to cause the Persons providing the Financing (the “Financing Parties”) to fund on the Offer Closing Date the Financing, to the extent the proceeds thereof are required to consummate the Offer, the Merger and the other transactions contemplated hereby (including by taking enforcement action to cause the Financing Parties to fund such Financing if the conditions to funding set forth in the Commitment Letter are satisfied). Parent shall, after obtaining knowledge thereof, give the Company written notice of any (A) breach or default (or any event or circumstance that, with or without notice, lapse of time or both, could reasonably be expected to give rise to any breach or default) by a Financing Party or any party to any definitive document related to the Financing, (B) actual or threatened withdrawal, repudiation or termination of the Financing by the Financing Parties, (C) material dispute or disagreement between or among any parties to the Commitment Letter or any definitive document related to the Financing, (D) amendment or modification of, or waiver under, the Commitment Letter or any related fee letters or (E) change, circumstance or event which causes Parent or Purchaser to believe that it will not be able to timely obtain all or any portion of the Financing on the terms, in the manner or from the Financing Parties or sources contemplated by the definitive documents related to the Financing. Parent shall keep the Company informed on a reasonably current basis of the status of its efforts to arrange the Financing contemplated by the Commitment Letter, including providing copies of all definitive agreements related to the Financing. Neither Parent nor its Affiliates shall amend, modify, terminate, assign or agree to any waiver under the Commitment Letter or any related fee letters without the prior written approval of the Company that would (I) reduce the aggregate amount of the Financing (including by increasing the amount of fees to be paid or original issue discount), (II) impose new or additional conditions or otherwise expand, amend or modify any of the conditions to the Financing, or otherwise expand, amend or modify any other provision of the

Commitment Letter or the related fee letters in a manner that would reasonably be expected to (1) materially delay or prevent or make less likely the funding of the Financing (or satisfaction of the conditions to the Financing) on the Offer Closing Date or (2) materially adversely impact the ability of Parent or Purchaser, as applicable, to enforce its rights against the Financing Parties or any other parties to the Commitment Letter or the definitive agreements with respect thereto, or (III) make it less likely that the Financing would be funded (including by making the conditions to obtaining the Financing less likely to occur) or otherwise prevent or delay or impair in any material respect the ability or likelihood of Parent to timely consummate the Offer and the Merger and the other transactions contemplated hereby; provided that notwithstanding the foregoing, Parent may modify, supplement or amend the Commitment Letter to add lenders, lead arrangers, bookrunners, syndication agents or similar entities that have not executed the Commitment Letter as of the date hereof).  In the event that new commitment letters are entered into in accordance with any amendment, replacement, supplement or other modification of the Commitment Letter permitted pursuant to this Section 6.17, such new commitment letters shall be deemed to be a part of the “Financing” and deemed to be the “Commitment Letter” for all purposes of this Agreement. Parent shall promptly deliver to the Company copies of any termination, amendment, modification, waiver or replacement of the Commitment Letter or any fee letters. If funds in the amounts set forth in the Commitment Letter, or any portion thereof, become unavailable, or it becomes reasonably likely that such funds may become unavailable to Parent on the terms and conditions set forth therein, Parent shall, and shall cause its Affiliates, as promptly as practicable following the occurrence of such event to (x) notify the Company in writing thereof, (y) obtain substitute financing (on terms and conditions that are not materially less favorable to Parent and Purchaser, taken as a whole, than the terms and conditions as set forth in the Commitment Letter, taking into account any “market flex” provisions thereof) sufficient to enable Parent to consummate the Offer and the Merger and the other transactions contemplated hereby in accordance with its terms (the “Substitute Financing”) and (z) obtain a new financing commitment letter that provides for such Substitute Financing and, promptly after execution thereof, deliver to the Company true, complete and correct copies of the new commitment letter and the related fee letters (in redacted form reasonably satisfactory to the Persons providing such Substitute Financing removing only the fee information) and related definitive financing documents with respect to such Substitute Financing. Upon obtaining any commitment for any such Substitute Financing, such financing shall be deemed to be a part of the “Financing” and any commitment letter for such Substitute Financing shall be deemed the “Commitment Letter” for all purposes of this Agreement.

(b)                       Parent shall pay, or cause to be paid, as the same shall become due and payable, all fees and other amounts that become due and payable under the Commitment Letter or the related fee letters.

(c)                        Notwithstanding anything contained in this Agreement to the contrary, Parent expressly acknowledges and agrees that Parent’s and Purchaser’s obligations hereunder are not conditioned in any manner upon Parent or Purchaser obtaining the Financing, any Substitute Financing or any other financing. The failure, for any reason, of Parent and Purchaser to have sufficient cash available on the Offer Closing Date to pay the consideration in the Offer or the Merger Consideration in accordance with Articles II and III or the failure to so pay the consideration in the Offer on the Offer Closing Date or the Merger Consideration on the

Closing Date in accordance with the terms and conditions of the Offer and this Agreement, as applicable, in each case, shall constitute a breach of this Agreement by Parent and Purchaser.

(d)                       The Company shall, and shall cause each of its Subsidiaries to, and shall use its reasonable best efforts to cause its and their Representatives to, provide to Parent such customary cooperation, at Parent’s sole expense, as may be reasonably requested by Parent to assist Parent in causing the conditions in the Commitment Letter to be satisfied and such customary cooperation as is otherwise reasonably requested by Parent solely in connection with obtaining the Financing (provided in all cases that such requested cooperation does not unreasonably interfere with the ongoing operations of the Company and its Subsidiaries), which reasonable best efforts shall include:

(i)                  causing its management team, with appropriate seniority and expertise, including its senior executive officers, and external auditors to assist in preparation for and to participate in a reasonable number of meetings, presentations, road shows, due diligence sessions, drafting sessions and sessions with rating agencies, in each case, upon reasonable notice;

(ii)               using reasonable best efforts to assist with the timely preparation of customary rating agency presentations, road show materials, bank information memoranda, credit agreements, prospectuses and bank syndication materials, offering documents, private placement memoranda and similar documents customarily required in connection with the Financing, including the marketing and syndication thereof, provided, that any such bank information memoranda, prospectuses and bank syndication materials, offering documents, private placement memoranda and similar documents shall contain disclosure and pro forma financial statements reflecting the Surviving Corporation and/or its Subsidiaries as the obligor;

(iii)            furnishing Parent and Purchaser and the Financing Parties, promptly following Parent’s or Purchaser’s request, with all Required Information, and using commercially reasonable efforts to assist Parent and Purchaser with Parent’s and Purchaser’s preparation of pro forma financial information and projections;

(iv)           using reasonable best efforts to assist Parent and Purchaser in obtaining corporate and facilities ratings in connection with the Financing;

(v)              reasonably cooperating to permit the prospective lenders involved in the Financing to evaluate the Company’s current assets, cash management and accounting systems, policies and procedures relating thereto for the purpose of establishing collateral arrangements to the extent customary and reasonable for asset-based lending facilities and otherwise reasonably facilitating the grant of a security interest in collateral and providing related lender protections (such grant to be subject to and only effective upon occurrence of the Effective Time);

(vi)           furnishing Parent and the Financing Parties promptly, and in any event at least five Business Days prior to the Closing Date (to the extent requested within 10 Business Days prior to the Closing Date), with all documentation and other information required by Governmental Entities with respect to the Financing under applicable “know your customer” and anti-money laundering rules and regulations, including the PATRIOT Act;

(vii)        taking all corporate actions, subject to the occurrence of the earlier of the Offer Closing Date or the Effective Time, reasonably requested by Parent to permit the consummation of the Financing; provided that none of the boards of directors (or equivalent bodies) of the Company and its subsidiaries shall be required to enter into any resolutions or take similar action approving the Financing;

(viii)     executing and delivering any customary pledge and security documents, credit agreements, ancillary loan documents and customary closing certificates and documents (in each case, subject to and only effective upon occurrence of the Effective Time) and assisting in preparing schedules thereto as may be reasonably requested by Parent or Purchaser (including delivery of a solvency certificate of the chief financial officer of the Company in substantially the form contemplated by the Commitment Letter (as in effect on the date hereof));

(ix)           providing customary authorization letters authorizing the distribution of information to prospective lenders and containing a customary representation to the Financing Parties for the Financing that such information does not contain a material misstatement or omission and containing a representation to the Financing Parties that the public side versions of such documents, if any, do not include material non-public information about the Company and its subsidiaries or its or their securities;

(x)              using commercially reasonable efforts to cause accountants to consent to the use of their reports in any material relating to the Financing;

(xi)           assisting with the execution, preparing and delivering of original stock certificates and original stock powers to the Financing Parties (including providing copies thereof prior to the Closing Date) on or prior to the Closing Date; and

(xii)        using commercially reasonable efforts to assist in the preparation of any customary offering documents in connection with the Financing, including, to the extent reasonably available, providing all financial statements and other data reasonably required to be included therein, and all other data (including selected financial data) that the SEC would require in a registered offering or that would be necessary for an investment bank to receive customary “comfort” (including “negative assurance” comfort) from independent accountants in connection with a registered offering by the Company.

(e)                        Notwithstanding anything to the contrary contained in this Agreement (including this Section 6.17): (i) nothing in this Agreement (including this Section 6.17) shall require any such cooperation to the extent that it would (A) require the Company or its Representatives, as applicable, to waive or amend any terms of this Agreement or agree to pay any commitment or other fees or reimburse any expenses that are not contingent upon the Effective Time or incur any liability or give any indemnities that are not contingent upon the Effective Time, (B) unreasonably interfere with the ongoing business or operations of the Company and its subsidiaries, (C) require the Company or any of its subsidiaries to take any action that will conflict with or violate the Company’s or any of its subsidiaries’ charter documents, any Laws or result in the contravention of, or that would reasonably be expected to result in a violation or breach of, or default under, any Contract to which the Company or any of its subsidiaries is a party, (D) require the Company or any of its subsidiaries to enter into or approve any financing or purchase agreement for the Financing prior to the Effective Time, (E) result in any significant interference with the prompt and timely discharge of the duties of any of the Company’s executive officers, (F) result in the Company or any of its subsidiaries incurring any liability with respect to any matters relating to the Financing prior to the Effective Time (other than with respect to authorization letters referred to above); (G) result in any officer or director of the Company or any of its subsidiaries incurring personal liability with respect to any matters relating to the Financing; or (H) require the Company or any of its Subsidiaries to provide any information the disclosure of which is prohibited or restricted under applicable Law or is legally privileged; (ii) no action, liability or obligation (including any obligation to pay any commitment or other fees or reimburse any expenses) of the Company, its subsidiaries, or any of their respective Representatives under any certificate, agreement, arrangement, document or instrument relating to the Financing (other than a customary authorization letter) shall be effective until (or that is not contingent upon) the Effective Time; and (iii) none of the Company, its subsidiaries, or any of their respective Representatives shall have any liability or incur any losses, damages or penalties with respect to the Financing or any marketing materials, presentations or disclosure documents in connection therewith in the event the Offer Closing Date or Closing does not occur.

(f)                         Parent shall (i) promptly upon request by the Company, reimburse the Company, on a quarterly basis, for all of its reasonable and documented out-of-pocket fees and expenses (including reasonable and documented out-of-pocket attorneys’ fees) incurred by the Company and its Representatives in connection with any cooperation contemplated by this Section 6.17 and (ii) indemnify the Company, its Subsidiaries and its and their Representatives against any claim, loss, damage, injury, liability, judgment, award, penalty, fine, Tax, cost (including cost of investigation), expense (including reasonable and documented out-of-pocket attorneys’ fees) or settlement payment incurred as a result of such cooperation, except to the extent such indemnification arises out of gross negligence, bad faith, material breach or willful misconduct of the Company.

(g)                        The Company hereby consents to the use of its trademarks in connection with the Financing; provided that such Trademarks are used solely in conformance with the Company’s trademark usage guidelines, all such uses are approved in advance in writing by the Company and all such uses are in a manner that is not intended to or reasonably likely to harm or disparage the Company or the reputation or goodwill of the Company. All goodwill associated with such uses shall inure to the sole benefit of the Company.

(h)                       Notwithstanding anything contained in this Section 6.17 or in any other provision of this Agreement, in no event shall Parent or Purchaser be required to (i) amend or waive any of the terms or conditions hereof or (ii) except as specified in Section 2.2(a), to consummate the Offer any earlier than the final day of the Marketing Period.

Section 6.18                             Certain Other Covenants.

(a)                       Parent shall, within two Business Days of the date hereof, move to dismiss, with prejudice, the complaint filed by Parent in the Delaware Court of Chancery in The Men’s Wearhouse Inc. v. Robert N. Wildrick et al. C.A. No. 9893, with respect to all defendants thereto.

(b)                       Parent hereby irrevocably withdraws its Notice of Nominations of Persons for Election to the Board of Directors of Jos. A. Bank Clothiers, Inc., dated January 14, 2014, and agrees to immediately cease all efforts, direct or indirect, in furtherance of the election of the Persons referenced in such Notice at the next annual or special meeting of the Company’s stockholders.

(c)                        From and after the Effective Time, Parent shall cause the Surviving Corporation to comply with its obligations under Sections 6.3, 6.7, 6.10, 6.11, 8.2(c)(iiii), 9.2 and 10.6 of the Eddie Bauer Purchase Agreement (in each case, only to the extent such provision survives the termination of the Eddie Bauer Purchase Agreement and remains operative pursuant to the terms thereof).

Section 6.19                             Obligations of Purchaser.  Parent shall cause Purchaser to perform its obligations under this Agreement and to consummate the Offer, the Merger and the other transactions contemplated hereby on the terms and conditions set forth in this Agreement.  Parent hereby guarantees the payment by Purchaser of any amounts payable by Purchaser pursuant to the Offer and the Merger or otherwise pursuant to this Agreement.

ARTICLE VII

CONDITIONS

Section 7.1                                    Conditions to the Obligation of Each Party.  The respective obligations of the Company, Parent and Purchaser to effect the Merger are subject to the satisfaction or waiver of the following conditions:

(a)                       No applicable Law and no temporary restraining order, preliminary or permanent injunction or other judgment, order or decree entered, enacted, promulgated, enforced or issued by any court or other Governmental Entity of competent jurisdiction in the United States or any material foreign jurisdiction (collectively, “Judgments”) shall be and remain in effect which has the effect of prohibiting the consummation of the Merger or the other transactions contemplated hereby; and

(b)                       Subject to the terms and conditions of the Offer, Purchaser shall have accepted for payment all Shares validly tendered and not withdrawn pursuant to the Offer.

Section 7.2                                    Failure of Conditions.  None of the Company, Parent or Purchaser may rely on the failure of any condition set forth in Section 7.1 to be satisfied to excuse performance by such party of its obligations under this Agreement if such failure was caused by such party’s failure to act in good faith and in a manner consistent with the terms of this Agreement.

ARTICLE VIII

TERMINATION, AMENDMENT AND WAIVER

Section 8.1                                    Termination.  Subject to Section 1.3(c), this Agreement may be terminated and the Offer and the Merger may be abandoned at any time prior to the Effective Time:

(a)                       by mutual written consent of Parent and the Company;

(b)                       by either Parent or the Company:

(i)                  if the Offer Closing shall not have occurred by September 30, 2014 (the “Outside Date”); provided, however, that the right to terminate this Agreement pursuant to this Section 8.1(b)(i) shall not be available to any party whose failure to fulfill any covenant or agreement contained in this Agreement has been a principal cause of, or resulted in, the failure of the Offer Closing to have occurred on or by such date; or

(ii)               if any Judgment having any of the effects set forth in Section 7.1(a) shall be in effect and shall have become final and nonappealable;

(c)                        by the Company:

(i)                  at any time prior to the Offer Closing, if there shall have been a material breach by Parent or Purchaser of any of its representations, warranties or covenants set forth in this Agreement that has resulted or would reasonably be expected to result in the failure of Parent or Purchaser to consummate the Offer Closing or the Merger in accordance with the terms of this Agreement, which breach is not cured within 10 Business Days following written notice by the Company to Parent, or which breach, by its nature or timing, is incapable of being cured by the Outside Date;

(ii)               at any time prior to the Offer Closing, in order to enter into an agreement for an Alternative Transaction that constitutes a Superior Proposal in compliance with Section 6.5, if prior to or concurrently with such termination, the Company pays the Company Termination Fee due under Section 8.2(c)(i); or

(iii)            if Purchaser fails to amend the Offer in violation of Section 1.1 and such breach is not cured within 3 Business Days following receipt of notice of such breach from the Company; or

(d)                       by Parent:

(i)                  at any time prior to the Offer Closing, if (A) the Company shall have breached any of the covenants contained in this Agreement to be complied with by the Company such that the Company shall have not performed in all material respects all obligations required to by performed by it under the Agreement or (B) there exists a breach of any representation or warranty of the Company contained in this Agreement such that the condition set forth in clause (iv) of Annex A would not be satisfied, and, in the case of either (A) or (B), such breach is not cured by the Company within 10 Business Days following written notice by the Parent to the Company, or which breach, by its nature or timing, is incapable of being cured by the Outside Date; or

(ii)                      at any time prior to the Offer Closing, if (a) the Company Board shall effect a Change in Company Recommendation or (b) the Company Board shall have publicly approved or recommended a Superior Proposal (or the Company Board resolves to do the foregoing), whether or not permitted by Section 6.5 or (c) the Company shall have materially breached any of its material obligations under Section 6.5.

Section 8.2                                    Effect of Termination.

(a)                       In the event of the termination of this Agreement by either Parent or the Company pursuant to Section 8.1, this Agreement shall forthwith be terminated and have no further effect, the obligations of the parties hereunder shall terminate, and there shall be no liability on the part of any party hereto with respect thereto, except that (i) the provisions of the fourth and fifth sentences of Section 1.1(a)(i), the second sentence of Section 6.2(b), Section 6.17(c), Section 6.17(f), this Section 8.2 and Article IX shall survive the termination of this Agreement and (ii) subject to Section 8.2(e), nothing herein shall relieve any party from liability or damages for fraud or for any willful or intentional breach of any covenants or agreements contained in this Agreement or relieve Parent or Purchaser from liability or damages for (A) any failure of the representations or warranties contained in Section 5.6 to be true and correct in all material respects or any material breach of Section 6.17 (including the breaches described in Section 6.17(c)); (B) the failure by Parent or Purchaser to consummate the Offer after all of the Offer Conditions have been satisfied or waived (to the extent such conditions may be waived pursuant to this Agreement and applicable Law) or (C) the failure by Parent or Purchaser to consummate the Merger when required pursuant to Section 2.2.

(b)                       Except as provided in this Section 8.2, all fees and expenses incurred in connection with the Offer, the Merger, this Agreement and the transactions contemplated hereby shall be paid by the party incurring such fees or expenses, whether or not the Offer or the Merger is consummated.

(c)                        If this Agreement is terminated pursuant to:

(i)                         Section 8.1(c)(ii), then the Company shall pay, without duplication, to Parent on or prior to termination of this Agreement a fee equal to $60,000,000 (the “Company Termination Fee”) by wire transfer in immediately available funds to an account specified by Parent; or

(ii)                      Section 8.1(d)(ii), then the Company shall pay, without duplication, to Parent within one Business Day following termination of this Agreement the Company Termination Fee by wire transfer in immediately available funds to an account specified by Parent.

(d)                       If this Agreement is terminated pursuant to:

(i)                         Section 8.1(b)(ii) in connection with a Judgment obtained or issued by a Governmental Entity with respect to Section 7 of the Clayton Antitrust Act of 1914 or any other applicable Antitrust Law (an “Antitrust Judgment”);

(ii)                      Section 8.1(b)(i) and as of the Outside Date the Antitrust Condition shall not have been satisfied; or

(iii)                   Section 8.1(c)(i) due to Parent’s or Purchaser’s material breach of Section 6.4 (subject, for the avoidance of doubt, to the limitations set forth in Section 6.4(e));

then in each case of clauses (i), (ii) and (iii), Parent shall pay, without duplication, to the Company within two Business Days following termination of this Agreement a fee equal to $75,000,000 (the “Parent Termination Fee”) by wire transfer in immediately available funds to an account specified by the Company.

(e)                        Each of Parent, Purchaser and the Company agrees that the provisions contained in this Section 8.2 are an integral part of the transactions contemplated hereby, that the damages resulting from the termination of this Agreement as set forth in Section 8.1 are uncertain and incapable of accurate calculation and that the amounts payable by the Company or Parent, as applicable, pursuant to this Section 8.2 are reasonable forecasts of the actual damages which may be incurred by the other party under such circumstances. The amounts payable pursuant to this Section 8.2 constitute liquidated damages and not a penalty. Notwithstanding anything to the contrary in this Agreement (subject to Section 9.13 and Section 8.2(g)), (i) if Parent receives or is entitled to receive the Company Termination Fee pursuant to this Section 8.2, such payment shall be the sole and exclusive remedy of Parent and Purchaser against the Company and its Subsidiaries and their respective former, current or future officers, directors, partners, stockholders, managers, members, Affiliates and Representatives (collectively, the “Company Related Parties”) and upon payment of the Company Termination Fee, none of the Company Related Parties shall have any further liability or obligation relating to or arising out of this Agreement or the transactions contemplated hereby, (ii) if Parent or Purchaser receives any payments from the Company in respect of any breach of this Agreement, and thereafter Parent is entitled to receive the Company Termination Fee pursuant to this Section 8.2, the Company Termination Fee payable pursuant to this Section 8.2 shall be reduced by the aggregate amount of any payments made by the Company to Parent or Purchaser in respect of any such breaches of this Agreement, (iii) if the Company receives or is entitled to receive the Parent Termination Fee pursuant to this Section 8.2, upon payment of the Parent Termination Fee, such payment shall be the sole and exclusive remedy of the Company against Parent and its Subsidiaries and their respective former, current or future officers, directors, partners, stockholders, managers, members, Affiliates, Financing Parties, and other financing sources and other Representatives (collectively, the “Parent Related Parties”) and upon payment of the Parent Termination Fee, none of the Parent Related Parties shall have any further liability or obligation relating to or arising out of this Agreement or the transactions contemplated hereby, (iv) if the Company receives any payments from Parent or Purchaser in respect of any breach of this Agreement, and thereafter the Company is entitled to receive the Parent Termination Fee pursuant to this Section 8.2, the Parent Termination Fee payable pursuant to this Section 8.2 shall be reduced by the aggregate amount of any payments made by Parent or Purchaser to the

Company in respect of any such breaches of this Agreement, (v) while Parent or Purchaser may pursue both a grant of specific performance in accordance with Section 9.13 and the payment of the Company Termination Fee under Section 8.2(c), under no circumstances shall Parent or Purchaser, taken together, be permitted or entitled to receive both a grant of specific performance to cause the consummation of the transactions contemplated hereby and money damages, including all or any portion of the Company Termination Fee, (vi) while the Company may pursue both a grant of specific performance in accordance with Section 9.13 and the payment of the Parent Termination Fee under Section 8.2(d) under no circumstances shall the Company, be permitted or entitled to receive both a grant of specific performance to cause the consummation of the transactions contemplated hereby and money damages, including all or any portion of the Parent Termination Fee, with respect to the same matter at issue; (vii) in no event shall the Company’s liability for monetary damages to the Parent Related Parties with respect to any breach (whether willfully, intentionally, knowingly or otherwise) by the Company of Section 6.5 exceed the Company Termination Fee; and (viii) in no event shall Parent’s and Purchaser’s, taken together, liability to the Company Related Parties with respect to (A) any breach by Parent or Purchaser of Section 6.4 (whether willfully, intentionally, knowingly or otherwise) and (B) any failure of the parties to satisfy for any reason (x) the condition set forth in clause (iii) of Exhibit A as a result of an Antitrust Judgment or (y) the Antitrust Condition, in any case, exceed the Parent Termination Fee.

(f)                         Notwithstanding anything to the contrary in this Agreement, (i) neither the Company nor any of its shareholders, Affiliates, representatives, directors, officers, employees, controlling Persons or agents shall have any rights or claims against any lenders providing alternative debt financing arranged in compliance herewith or their shareholders, Affiliates, representatives, directors, officers, employees, controlling Persons or agents in connection with this Agreement, the Financing, or the transactions contemplated hereby or thereby, and (ii) neither the lender providing alternative debt financing arranged in compliance herewith nor any of its shareholders, Affiliates, representatives, directors, officers, employees, controlling Persons or agents shall have any liability to the Company or any of its shareholders, Affiliates, representatives, directors, officers, employees, controlling persons or agents relating to or arising out of this Agreement, the Financing or the transactions contemplated hereby or thereby.

(g)                        Any amounts not paid when due pursuant to this Section 8.2 shall bear interest from the date such payment is due until the date paid at a rate equal to the prime rate plus 500 basis points as published in The Wall Street Journal in effect on the date such payment was due. If either the Company or Parent fails to pay any amounts due under this Section 8.2 in accordance with the terms hereof, such party shall pay the costs and expenses (including reasonable legal fees and expenses) of the other party in connection with any action, including the filing of any lawsuit or other legal action, taken to collect payment that results in a judgment against such party for such amounts due under this Section 8.2.

ARTICLE IX

GENERAL PROVISIONS

Section 9.1                                    Nonsurvival of Representations and Warranties.  None of the representations and warranties in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time.  This Section 9.1 shall not limit the survival of any covenant or agreement of the parties in the Agreement which by its terms contemplates performance after the Effective Time.

Section 9.2                                    Notices.  All notices, requests, claims, demands and other communications under this Agreement shall be in writing and shall be deemed given if delivered personally, sent via electronic mail (receipt confirmed), facsimile (receipt confirmed) or sent by a nationally recognized overnight courier (providing proof of delivery) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

if to the Company to:

Jos. A. Bank Clothiers, Inc.
500 Hanover Pike
Hampstead, MD 21074
Fax No.: (410) 239-5716
Attention:                                         Senior Vice President and General Counsel

with a copy (which shall not constitute notice) to:

Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, NY 10036
Fax No.:  (212) 735-2000
Attention:                                         Paul T. Schnell

Jeremy D. London

if to Parent or Purchaser, to it at:

c/o The Men’s Wearhouse, Inc.
6380 Rogerdale Road
Houston, TX 77072
Fax No.: (713) 578-9871
Attention:                                         Jon Kimmins

Laura Ann Smith

with a copy (which shall not constitute notice) to:

Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, NY  10019
Facsimile: (212) 728-8111
Attn:                    Steven A. Seidman

Michael A. Schwartz

Laura L. Delanoy

Section 9.3                                    Interpretation.  When a reference is made in this Agreement to an Article, Section or Exhibit, such reference shall be to an Article or Section of, or an Exhibit to, this Agreement unless otherwise indicated. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.”  The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant hereto unless otherwise defined therein.  The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. Any agreement, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or statute as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and references to all attachments thereto and instruments incorporated therein. The term “or” is not exclusive. References to a Person are also to its permitted successors and assigns.

Section 9.4                                    Counterparts.  This Agreement may be executed in two or more counterparts (including by facsimile or other electronic method), all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties.

Section 9.5                                    Entire Agreement; No Third-Party Beneficiaries.  This Agreement (including the Confidentiality Agreement and the documents and instruments referred to herein or therein and including the Company Disclosure Letter) (a) constitutes the entire agreement, and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter of this Agreement and (b) except for the provisions of Section 6.7, is not intended to confer, nor shall it confer, upon any Person other than the parties hereto any rights or remedies or benefits of any nature whatsoever.

Section 9.6                                    Governing Law.  This Agreement shall be governed by, and construed in accordance with, the Laws of the State of Delaware, regardless of the Laws that might otherwise govern under applicable principles of conflict of Laws thereof.

Section 9.7                                    Assignment.  Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned, in whole or in part, by operation of Law or otherwise by any of the parties hereto without the prior written consent of the other parties.  Any assignment in violation of the preceding sentence shall be void. Subject to the preceding two sentences, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.

Section 9.8                                    Consent to Jurisdiction.

(a)                       Each of the parties hereto (a) consents to submit itself to the personal jurisdiction of any federal court located in the State of Delaware or any Delaware state court for the purpose of any action or proceeding arising out of this Agreement or any of the transactions contemplated hereby, (b) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, and (c) agrees that it will not bring any action relating to this Agreement or any of the transactions contemplated hereby in any court other than a federal court located in the State of Delaware or a Delaware state court.

(b)                       Notwithstanding the above, each of the parties to this Agreement agrees that it will not bring or support any action, cause of action, claim, cross-claim or third-party claim of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against the Financing Parties or any other financing sources of Parent in any way relating to this Agreement or any of the transactions contemplated by this Agreement, including but not limited to any dispute arising out of or relating in any way to the Commitment Letter, the Financing (or any commitment letter relating to any Substitute Financing) or the performance thereof, in any forum other than any New York State court or Federal court of the United States of America sitting in the Borough of Manhattan, and any appellate court from any thereof.

Section 9.9                                    Headings, etc.  The headings and table of contents contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.  The disclosure of any matter in the Company Disclosure Letter shall expressly not be deemed to constitute an admission by the Company or Parent, respectively, or to otherwise imply, that any such matter is material for the purpose of this Agreement.

Section 9.10                             Severability.  If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect, insofar as the foregoing can be accomplished without materially affecting the economic benefits anticipated by the parties to this Agreement.  Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by applicable Law in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the extent possible.

Section 9.11                             Failure or Indulgence Not Waiver; Remedies Cumulative.  No failure or delay on the part of any party hereto in the exercise of any right hereunder shall impair such right or be construed to be a waiver of, or acquiescence in, any breach of any representation, warranty or agreement herein, nor shall any single or partial exercise of any such right preclude any other or further exercise thereof or of any other right.  All rights and remedies existing under this Agreement are cumulative to, and not exclusive of, any rights or remedies otherwise available.

Section 9.12                             Waiver of Jury Trial.  EACH OF PARENT, PURCHASER AND THE COMPANY HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THE ACTIONS OF PARENT, PURCHASER OR THE COMPANY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT OF THIS AGREEMENT (INCLUDING ANY SUCH ACTION INVOLVING ANY FINANCING PARTY).

Section 9.13                             Specific Performance.  The parties acknowledge and agree that irreparable harm would occur and that the parties would not have any adequate remedy at Law (a) for any actual or threatened breach of the provisions of this Agreement or (b) in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms. It is accordingly agreed that, prior to the valid termination of this Agreement pursuant to Section 8.1, the parties shall be entitled to an injunction or injunctions to prevent breaches or threatened breaches of this Agreement and to specifically enforce the terms and provisions of this Agreement and any instrument executed in connection herewith, and this right shall include the right of the Company to cause Parent and Purchaser to seek to enforce the terms of the Financing against the Financing Parties if the conditions to funding set forth in the Commitment Letter are satisfied and to thereafter cause the Offer and the Merger to be consummated, in each case, if the Offer Conditions (with respect to the Offer) and the conditions set forth in Section 7.1 (with respect to the Merger) have been satisfied or waived and this Agreement shall not have been terminated in accordance with its terms.  Each party further agrees to waive any requirement for the securing or posting of any bond or proving actual damages in connection with such remedy. Each party hereby consents to the right of the other parties to the issuance of such injunction or injunctions, and to the grant of such injunction or injunctions.  The parties further agree that (i) by seeking the remedies provided for in this Section 9.13, a party shall not in any respect waive its right to seek any other form of relief that may be available to a party under and pursuant to this Agreement, including, subject to Section 8.2(e), monetary damages, or in the event that the remedies provided for in this Section 9.13 are not available or otherwise are not granted and (ii) nothing contained in this Section 9.13 shall require any party to institute any proceeding for (or limit any party’s right to institute any proceeding for) specific performance under this Section 9.13 before exercising any termination right under Section 8.1 (and pursuing damages after such termination) nor shall the commencement of any action pursuant to this Section 9.13 or anything contained in this Section 9.13 restrict or limit any party’s right to terminate this Agreement in accordance with the terms of Section 8.1 or pursue any other remedies under and pursuant to this Agreement that may be available then or thereafter.

Section 9.14                             Amendments.  Subject to Section 1.3(c) and to compliance with applicable Law, this Agreement may be amended, modified and supplemented in any and all respects, by written agreement of the Parties, at any time prior to the Effective Time with respect to any of the terms contained herein; provided, however, that no such amendment, modification or supplement shall result in the Merger Consideration not being the same amount and kind of cash, property, rights or securities as the consideration being offered to holders of Shares in the

Offer; provided, further, that, after the Offer Closing, no such amendment, modification or supplement shall adversely affect the rights of the Company’s stockholders (other than Parent, Purchaser or their respective Affiliates) hereunder without the approval of such stockholders.  No amendment shall be made to this Agreement after the Effective Time.  This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties.

Section 9.15                             Waiver.  Subject to Section 1.3(c), at any time prior to the Effective Time, any party hereto may (i) extend the time for the performance of any of the covenants, obligations or other acts of any other party hereto or (ii) waive any inaccuracy of any representations or warranties or compliance with any of the agreements, covenants or conditions of any other party or with any conditions to its own obligations.  Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party by its duly authorized officer.  The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights.  The waiver of any such right with respect to particular facts and other circumstances shall not be deemed a waiver with respect to any other facts and circumstances and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time.

Section 9.16                             Certain Definitions.

(a)                       “Alternative Transaction” shall mean any of the following events: (i) any tender or exchange offer, direct or indirect merger, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving the Company or any of its Subsidiaries in one transaction or a series of related transactions (any of the above, a “Business Combination Transaction”), with any Person other than Parent, Purchaser or any Affiliate thereof (a “Third Party”) or (ii) the acquisition by a Third Party of 15% or more of the outstanding shares of the Company Common Stock, or of 15% or more of the assets or operations of the Company and its Subsidiaries, taken as a whole, in a single transaction or a series of related transactions.

(b)                       “Anti-Corruption Laws” means all Laws of any jurisdiction applicable to the Company or its Subsidiaries from time to time concerning or relating to bribery or corruption.

(c)                        “Antitrust Laws” mean the HSR Act, the Sherman Antitrust Act of 1890, as amended, the Clayton Act of 1914, as amended, the Federal Trade Commission Act, as amended, and any other United States federal or state or foreign statutes, rules, regulations, orders, decrees, administrative or judicial doctrines or other Laws that are designed to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade.

(d)                       “Affiliate” of any Person shall mean another Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person, and “control” has the meaning specified in Rule 405 under the Securities Act.

(e)                        “Business Day” shall mean any day on which banks are not required or authorized to close in the City of New York.

(f)                         “Company Intervening Event” shall mean a material event, fact, circumstance, development or occurrence that affects the business, assets or operations of the Company that did not exist or had not occurred as of the date of this Agreement, which event, fact, circumstance, development or occurrence becomes known to or by the Company Board prior to the Offer Closing.

(g)                        “Company IP” shall mean any and all Intellectual Property Rights that are owned or purported to be owned by the Company or any of its Subsidiaries.

(h)                       “Company Material Adverse Effect” shall mean any change, effect, event, occurrence or development which results in any change or effect that, individually or in the aggregate, (a) is materially adverse to the business, assets, financial condition, liabilities or results of operations of the Company and its Subsidiaries, taken as a whole; provided that none of the following shall constitute or be deemed to contribute to a Company Material Adverse Effect or shall otherwise be taken into account in determining whether a Company Material Adverse Effect has occurred: any adverse effect arising out of, resulting from or attributable to (A) changes in general economic, business, labor or regulatory conditions, or changes in securities, credit or other financial markets, in the United States or globally, (B) changes generally affecting the industries or markets in which the Company or its Subsidiaries operate in the United States or globally, (C) changes or proposed changes in any applicable Law or GAAP, or the interpretations or enforcement thereof, (D) changes in global or national political conditions (including the outbreak or escalation of war, military action, sabotage or acts of terrorism) or changes due to natural disasters, (E) the effects of the actions or omissions specifically required of the Company under this Agreement; (F) the effects of any breach, violation or non-performance of this Agreement by Parent or Purchaser, (G) the negotiation, execution and delivery, announcement or pendency of this Agreement and the Offer, the Merger and the transactions contemplated hereby or the consummation of the Offer, the Merger and the transactions contemplated hereby, including (i) the failure to deliver any notice, (ii) the failure to obtain any consent or approval, (iii) the failure to satisfy certain conditions or (iv) for violations, in each case of clauses (i) — (iv), under any Company Lease as contemplated by Section 4.4 of the Company Disclosure Letter, or the effect of any matters disclosed in Section 4.4 of the Company Disclosure Letter, or the loss of the service of any employees or officers of the Company or its Subsidiaries (which loss of service after the date hereof shall be deemed to arise out of, result from and be attributable to the announcement or pendency of this Agreement and the Offer, the Merger and the transactions contemplated hereby unless such employee or officer shall have been terminated without cause by the Company or its Subsidiary or unless Parent is able to prove that such loss of service was not in any way related to the negotiation, execution or delivery, announcement or pendency of this Agreement, the Offer, the Merger or the transactions contemplated hereby or the consummation of the Offer, the Merger or the transactions contemplated hereby), or the taking of any action required or contemplated by this Agreement or any Litigation resulting therefrom, and including the identity of, or the effect of any fact or circumstance relating to, Parent or any of its Affiliates, (H) the effects of termination of the Eddie Bauer Purchase Agreement, including any Litigation resulting therefrom, (I) changes in the trading price or trading volume of Shares or change or announcement of potential change in the credit rating of the Company or its Subsidiaries, provided that the underlying cause of such changes may be taken into account in determining whether a Company Material Adverse Effect has occurred, and (J) any failure by the Company or its Subsidiaries to meet any revenue, earnings or other financial projections or forecasts, although the underlying cause of such failure may be taken into account in determining whether a Company Material Adverse Effect has occurred, in the case of clauses (A), (B) and (D), to the extent that any such change, event, effect, occurrence, state of facts or development materially and disproportionately affects the Company and its Subsidiaries when compared with other Persons operating in the same industries or markets in which the Company and its Subsidiaries operate or (b) would prevent or materially impair or materially delay the ability of the Company to perform its obligations under this Agreement or to consummate the transactions contemplated hereby.

(i)                           “Compliant” means, with respect to the Required Information, that (a) the Required Information delivered pursuant to clause (C) of the definition of “Required Information” is, when taken as a whole, complete and correct in all material respects and does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements contained therein not materially misleading and (b) the Company’s auditors have not withdrawn any audit opinion with respect to any audited financial statements contained in the Required Information; provided that if the Company shall in good faith reasonably believe it has provided the Required Information, it may deliver to Parent a written notice to that effect (stating when it believes it completed such delivery), in which case the Company shall be deemed to have delivered the Required Information unless Parent in good faith reasonably believes the Company has not completed the delivery of the Required Information and, within three Business Days after the delivery of such notice by the Company, delivers a written notice to the Company to that effect (stating with reasonable specificity which Required Information the Company has not delivered).

(j)                          “Contract” shall mean any written or oral agreement, contract, subcontract, settlement agreement, lease, sublease, binding understanding, instrument, note, option, bond, mortgage, indenture, trust document, loan or credit agreement, purchase order, license, sublicense, insurance policy, benefit plan or legally binding commitment or undertaking of any nature, as in effect as of the date hereof or as may hereinafter be in effect.

(k)                       “Financo” shall mean Financo, LLC or any of its Affiliates that are registered as a broker-dealer with the Financial Industry Regulatory Authority.

(l)                           “Governmental Entity” shall mean any United States federal, state or local or any foreign government or any court, administrative, self-regulatory or regulatory authority or commission or other governmental or government-authorized authority or agency, domestic or foreign.

(m)                   “HSR Act” shall mean the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

(n)                       “Intellectual Property Rights” shall mean shall mean rights in any or all of the following: (i) inventions (whether or not patentable), improvements, technology, software (including any required passwords), interpretive code or source code, object or executable code, and applications, patents or grants in any jurisdiction pertaining to the foregoing, including re-issues, continuations, divisions, continuations-in-part, reexaminations, renewals and extensions; (ii) copyrights, copyright registrations and applications therefor, and all other rights corresponding thereto including moral and economic rights of authors and inventors, however denominated; (iii) industrial designs and any registrations and applications therefor; (iv) trade names, logos, common law trademarks and service marks, trademark and service mark registrations and applications therefor, and all associated goodwill therewith; (v) internet websites, webpages, domain names, domain name registrations and applications therefor and all intellectual property used in connection with or contained in websites; (vi) trade secrets (including, those trade secrets defined in the Uniform Trade Secrets Act and under corresponding foreign statutory and common law), proprietary business, technical and know-how information, and non-public and confidential information; and (vii) any similar or equivalent rights to any of the foregoing (anywhere in the world).

(o)                       “Law” shall mean any United States, federal, state or local or any foreign law (in each case, statutory, common or otherwise), constitution, treaty, convention, ordinance, code, rule, statute, regulation (domestic or foreign) or other similar requirement enacted, issued, adopted, promulgated, entered into or applied by a Governmental Entity.

(p)                       “Liability” shall mean any and all debts, liabilities and obligations, whether accrued or fixed, absolute or contingent, known or unknown or matured or unmatured, including those arising under any Law and those arising under any Contract.

(q)                       “Liens” shall mean pledges, claims, liens, charges, encumbrances and security interests of any kind or nature whatsoever.

(r)                          “Marketing Period” shall mean the first period of 15 Business Days after the date hereof throughout which (a) Parent shall have the Required Information and it is Compliant and (b) the conditions set forth in Exhibit A (other than the Minimum Tender Condition, the condition set forth in clause (viii) of Exhibit A and those other conditions that by their nature are to be satisfied at the Offer Closing provided that such conditions are reasonably capable of being satisfied at the Offer Closing) shall have been and continue to be satisfied (other than a failure to be satisfied that is cured by the Company prior to the final day of the Marketing Period) assuming the Offer Closing were to be scheduled for any time during such 15 Business Day period; provided, however, that the Marketing Period shall not include any day from and including July 3, 2014, through July 5, 2014, and if the Marketing Period has not been completed prior to August 15, 2014, then the Marketing Period shall not commence prior to September 2, 2014; provided, further, that whether or not commenced, in no event shall the Marketing Period extend beyond the fifth Business Day prior to the Outside Date.

(s)                         “Nasdaq” shall mean the Nasdaq Global Select Market (or such other Nasdaq Stock Market, LLC securities exchange on which the Company Common Stock may be listed from time to time).

(t)                          “NYSE” shall mean the New York Stock Exchange Inc.

(u)                       “Order” shall mean any order, writ, decree, judgment, award, injunction, settlement or stipulation issued, promulgated, made, rendered or entered into by or with any Governmental Entity (in each case, whether temporary, preliminary or permanent).

(v)                       “Parent Material Adverse Effect” shall mean any change, effect, event, occurrence, state of facts or development which individually or in the aggregate prevents or materially impedes, interferes with, hinders or delays the consummation by Parent or Purchaser of the Offer, the Merger or the other transactions contemplated hereby.

(w)                     “Permitted Lien” shall mean any or all of the following: (i) Liens disclosed on the consolidated balance sheet of the Company included in the most recent annual or quarterly report filed by the Company with the SEC prior to the date of this Agreement, none of which materially and adversely interfere with the business of the Company or its Subsidiaries (ii) Liens for Taxes and other similar governmental charges and assessments which are not yet due and payable or liens for Taxes being contested in good faith by any appropriate proceedings for which adequate reserves have been established to the extent required by GAAP; (iii) Liens of landlords and liens of carriers, warehousemen, mechanics and materialmen and other like Liens arising or incurred in the ordinary course of business not yet due and payable or being contested in good faith; (iv) security given in the ordinary course of business or statutory Liens to any public utility, Governmental Entity or other statutory or public authority that do not, individually or in the aggregate, adversely affect the business of the Company or its Subsidiaries, (v) defects, imperfections or irregularities in title, covenants, easements and rights-of-way, conditions, encroachments, restrictions (unrecorded and of record) and other similar Liens (or other encumbrances of any type) on zoning, building and other similar codes or restrictions, in each case that do not, individually or in the aggregate, adversely affect in any material respect the business of the Company or its Subsidiaries or the current use of the property, taken as a whole, owned, leased, used or held for use by the Company or any of its Subsidiaries; (vi) pledges or deposits to secure obligations under workers’ compensation laws or similar legislation; (vii) Liens imposed by applicable Law (other than Tax Law); (viii) Liens imposed on the underlying fee interest in leased property that are not caused by the Company or any of its Subsidiaries; (ix) licenses granted by the Company or its Subsidiaries in the ordinary course of business; and (x) purchase money liens or similar Liens securing rental payments under capital lease arrangements that are not, in the aggregate, material to the Company and its Subsidiaries.

(x)                       “Person” shall mean any individual, corporation, partnership (general or limited), limited liability company, limited liability partnership, trust, joint venture, joint-stock company, syndicate, association, entity, unincorporated organization or government or any political subdivision, agency or instrumentality thereof.

(y)                       “Representatives” shall mean the officers, directors, employees, auditors, attorneys, financial advisors, lenders and other agents or intermediaries of a Person.

(z)                        “Required Information” shall mean (A) the audited consolidated balance sheets and related consolidated statements of operations, cash flows and shareholders’ equity of the Company and its Subsidiaries for the three most recently completed fiscal years of the Company ended at least 90 days before the Closing Date, accompanied by an unqualified report thereon by their independent registered public accountants (the “Annual Financial

Statements”), (B) the unaudited consolidated balance sheet and related statements of operations and cash flows of the Company and its Subsidiaries for each subsequent fiscal quarter of the Company ended at least 45 days before the Closing Date (the “Quarterly Financial Statements”)  and (C) management’s discussion and analysis of the consolidated financial condition and results of operations of the Company and its Subsidiaries in connection with each of the Annual Financial Statements and Quarterly Financial Statements, in each case prepared in accordance with generally accepted accounting principles in the United States and compliant in all material respects with the applicable requirements of Regulation S-X under the Securities Act.  Parent confirms receipt of the financial statements referred to in clause (A) for the Company and its Subsidiaries for the fiscal years ended January 28, 2012 and February 2, 2013.

(aa)                “Sanctioned Person” means, at any time, (a) any Person listed in any Sanctions-related list of designated Persons maintained by the Office of Foreign Assets Control of the U.S. Department of the Treasury or the U.S. Department of State, (b) any Person operating, organized or resident in a Sanctioned Country or (c) any Person controlled by any such Person.

(bb)                “Sanctions” means economic or financial sanctions or trade embargoes imposed, administered or enforced from time to time by the U.S. government, including those administered by the Office of Foreign Assets Control of the U.S. Department of the Treasury or the U.S. Department of State.

(cc)                  “Severance Policy” means the Jos. A. Bank Policy Regarding Severance for Key Associates, adopted December 9, 2013 and as may be amended pursuant to Section 6.1(b)(viii).

(dd)                “Subsidiary” of any Person shall mean another Person, (i) an amount of the voting securities, other voting rights or voting partnership interests of which that is sufficient to elect at least a majority of its board of directors or other governing body is directly or indirectly owned or controlled by such first Person or by any one or more of its Subsidiaries, or by such first Person and one or more of its Subsidiaries (or, if there are no such voting interests, 50% or more of the equity interests of which is owned directly or indirectly by such first Person) or (ii) of which such first Person or any other Subsidiary of such first Person is a general partner (excluding partnerships, the general partnership interests of which held by such first Person and any Subsidiary of such first Person do not have a majority of the voting interests in such partnership).

(ee)                  “Superior Proposal” shall mean a bona fide written proposal made by a Third Party (i) which is for a Business Combination Transaction involving, or any purchase or acquisition of, (A) more than 50 per cent of the voting power of the Company’s capital stock or (B) all or substantially all of the consolidated assets or operations of the Company and its Subsidiaries and (ii) which the Company Board reasonably determines in good faith (after consultation with its outside legal counsel and financial advisors and considering all relevant factors as the Company Board considers to be appropriate (including, but not limited to, the timing, ability to finance, financial and regulatory aspects and likelihood of consummation of such proposal and any amendments to this Agreement proposed in writing by, and binding upon, Parent which are received prior to the Company Board’s determination that a Superior Proposal exists)), is more favorable from a financial point of view (taking into account such relevant factors) to the stockholders of the Company than the Offer and the Merger and the other transactions contemplated hereby, and which the Company Board determines is reasonably likely to be consummated.  Reference to “the Agreement” and “the Merger” in this paragraph shall be deemed to include any proposed alteration of the terms of this Agreement or the Merger that are agreed to by Parent in writing pursuant to Section 6.5(a).

(ff)                    “Taxes” shall mean any and all federal, state, local, foreign or other taxes of any kind (together with any and all interest, penalties, additions to tax and additional amounts imposed with respect thereto) imposed by any Governmental Entity, including taxes or other similar charges on or with respect to income, franchises, windfall or other profits, gross receipts, property, capital, sales, use, transfer, inventory, license, capital stock, payroll, employment, unemployment, social security, workers’ compensation, severance, stamp, occupation, premium or net worth, and taxes or other similar charges in the nature of excise, withholding, ad valorem, value added, estimated taxes, or custom duties.

(gg)                  “Tax Return” shall mean any report, return, document, declaration or other information or filing required to be filed with respect to Taxes (whether or not a payment is required to be made with respect to such filing), including information returns, any documents with respect to or accompanying payments of estimated Taxes, or with respect to or accompanying requests for the extension of time in which to file any such report, return, document, declaration or other information.

(hh)                “to the knowledge of the Company”, “known to the Company”, and similar formulations shall mean the actual current knowledge of the people set forth in Section 9.16(hh) of the Company Disclosure Letter.

(ii)                        “to the knowledge of Parent”, “known to Parent”, and similar formulations shall mean the actual current knowledge of the people set forth in Section 9.16(ii) of the Company Disclosure Letter.

(jj)                      “WARN” shall mean the Worker Adjustment and Retraining Notification Act, as amended and each similar state, local or foreign Law.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK.]

IN WITNESS WHEREOF, The Men’s Wearhouse, Inc., Java Corp. and Jos. A. Bank Clothiers, Inc. have each caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

THE MEN’S WEARHOUSE, INC.

By:	/s/ Douglas S. Ewert
	Name:	Douglas S. Ewert
	Title:	Chief Executive Officer

JAVA CORP.

By:	/s/ Douglas S. Ewert
	Name:	Douglas S. Ewert
	Title:	Chief Executive Officer

JOS. A. BANK CLOTHIERS, INC.

By:	/s/ Charles D. Frazer
	Name:	Charles D. Frazer
	Title:	SVP – General Counsel

EXHIBIT A

CONDITIONS OF THE OFFER

Notwithstanding any other provisions of the Offer, Purchaser shall not be required to, and Parent shall not be required to cause Purchaser to, accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act, pay for any validly tendered (and not withdrawn) shares of Company Common Stock, unless immediately prior to any scheduled Expiration Date of the Offer:

(i)            There shall have been validly tendered and not validly withdrawn prior to the Expiration Date that number of shares of Company Common Stock (excluding shares of Company Common Stock tendered pursuant to guaranteed delivery procedures that have not yet been delivered in settlement or satisfaction of such guarantee) which, when added to the shares of Company Common Stock already owned by Parent and its Subsidiaries (without duplication), represents at least a majority of the total number of outstanding shares of Company Common Stock on a “fully diluted basis” (which assumes conversion or exercise of all derivative securities issued by the Company regardless of the conversion or exercise price, the vesting schedule or other terms and conditions thereof) on the Expiration Date (the “Minimum Tender Condition”);

(ii)           Any waiting period (and any extension thereof) applicable to the consummation of the Offer under the HSR Act shall have expired or been terminated (the “Antitrust Condition”);

(iii)          No applicable Law and no temporary restraining order, preliminary or permanent injunction or other judgment, order or decree entered, enacted, promulgated, enforced or issued by any court or other Governmental Entity of competent jurisdiction in the United States or any material foreign jurisdiction shall be and remain in effect which has the effect of prohibiting or making illegal the consummation of the Offer, the Merger or the other transactions contemplated by the Agreement;

(iv)          The representations and warranties of the Company contained in Section 4.2(a), the first two sentences of Section 4.2(b) and the last sentence of Section 4.3(a) of the Agreement shall be true and correct in all respects, except for de minimis inaccuracies, as of immediately prior to the Expiration Date with the same force and effect as if made as of immediately prior to the Expiration Date (except to the extent expressly made as of an earlier date, in which case as of such earlier date) and (B) the representations and

A-1

warranties of the Company contained in the Agreement (other than Section 4.2(a), the first two sentences of Section 4.2(b) and the last sentence of Section 4.3(a)), without giving effect to any materiality or Company Material Adverse Effect qualifications therein, shall be true and correct in all respects as of immediately prior to the Expiration Date as though made as of immediately prior to the Expiration Date (except to the extent such representations and warranties expressly relate to an earlier date, in which case such representations and warranties shall be true and correct in all respects on and as of such earlier date) except for such failures to be true and correct as have not resulted in or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect;

(v)           The Company shall have performed in all material respects all obligations required to be performed by it under the Agreement at or prior to the Expiration Date;

(vi)          The Company shall have delivered to Parent a certificate, signed by an executive officer of the Company, confirming the satisfaction of the conditions set forth in clauses (iv) and (v) of this Exhibit A;

(vii)         Since the date of the Agreement, a Company Material Adverse Effect shall not have occurred and be continuing;

(viii)        Three Business Days shall have passed after completion of the Marketing Period; provided that this condition shall be deemed satisfied on the fifth Business Day prior to the Outside Date if not satisfied prior to such date; and

(ix)          The Company and Parent shall not have reached an agreement that the Offer or the Agreement be terminated, and the Agreement shall not have been terminated in accordance with its terms.

The foregoing conditions are for the benefit of Parent and Purchaser, may be asserted by Parent or Purchaser regardless of the circumstances giving rise to any such conditions and may be waived by Parent or Purchaser in whole or in part at any time and from time to time in their sole discretion (except for the Minimum Tender Condition which may not be waived), in each case, subject to the terms of the Agreement and the applicable rules and regulations of the SEC. The failure by Parent or Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time.

A-2